
10010744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC
MAR 17 2010
Washington, DC 20549

**FORM 1-A**

**REGULATION A OFFERING STATEMENT**
**UNDER THE SECURITIES ACT OF 1933**

RUSSELL INDUSTRIES, INC.

**(Exact name of issuer as specified in its charter)**

Nevada

**(State or other jurisdiction of incorporation or organization)**

9595 Six Pines Drive, Suite #8210
The Woodlands, TX 77380
Phone: 832-631-6074
Fax: 832-631-6274
E-mail: rusind@aol.com

RECEIVED
MAR 17 2010
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

**With Copies to:**
Virginia K. Sourlis, Esq.
The Sourlis Law Firm
214 Broad Street
Red Bank, NJ 07701
Tel.: (732) 530-9007
Fax: (732) 530-9008
Email: Virginia@SourlisLaw.com

**(Address, including zip code, and telephone number, including area code of issuer's principal executive office)**

Richard M. Berman
9595 Six Pines Drive, Suite #8210
The Woodlands, TX 77380
Phone: 832-631-6074

**(Name, address, including zip code, and telephone number, including area code, of agent for service)**

| 1389 | 88-0377615 |
| --- | --- |
| **(Primary Standard Industrial Classification Code Number)** | **(I.R.S. Employer Identification Number)** |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

**PART I— NOTIFICATION**

**ITEM 1. Significant Parties:**

***(a) Directors of the Issuer;***

| | |
|---|---|
| **Name:** | Richard M. Berman, Sole Director |
| **Business Address:** | 9595 Six Pines Drive, Suite 8210, The Woodlands, TX 77380 |
| **Residential Address:** | 66 Mill Point Place, The Woodlands, TX 77380 |

***(b) Officers of the Issuer;***

| | |
|---|---|
| **Name/Title:** | Richard M. Berman, President and Chief Executive Officer |
| **Business Address:** | 9595 Six Pines Drive, Suite 8210, The Woodlands, TX 77380 |
| **Residential Address:** | 66 Mill Point Place, The Woodlands, TX 77380 |

***(c) The Issuer's General Partners;***

N/A.

***(d) Record owners of 5 Percent or more of any class of the Issuer's equity securities;***

**Common Stock**

| | |
|---|---|
| Name: | Richard M. Berman |
| Residential Address: | 66 Mill Point Place, The Woodlands, TX 77380 |
| Number of shares owned: | 400,000,000 |
| Percentage Ownership/Class of Securities: | 13.12% |

| | |
|---|---|
| Name: | American Uranium Management, LLC |
| Residential Address: | 9595 Six Pines Drive, Suite 8210, The Woodlands, TX 77380 |
| Number of shares owned: | 251,895,452 |
| Percentage Ownership/Class of Securities: | 8.26% |

***(e) Beneficial Owners of 5 Percent or more of any class of the Issuer's equity securities;***

**Common Stock**

| | |
|---|---|
| Name: | Richard M. Berman |
| Residential Address: | 66 Mill Point Place, The Woodlands, TX 77380 |
| Number of shares owned: | 651,895,452 |
| Percentage Ownership/Class of Securities: | 21.38% |

***(f) Promoters of the Issuer;***

N/A.

***(g) Affiliates of the Issuer;***

| | |
|---|---|
| Name: | American Uranium Management, LLC |

| | |
|---|---|
| Residential Address: | 9595 Six Pines Drive, Suite 8210, The Woodlands, TX 77380<br>(An entity owned by Richard M. Berman) |

***(h) Counsel to the issuer with respect to the proposed offering;***

| | |
|---|---|
| Name: | Virginia K. Sourlis, Esq. |
| Business Address: | The Sourlis Law Firm<br>214 Broad Street<br>Red Bank, NJ 07701 |

***(i) Each underwriter with respect to the proposed offer;***

The Company has not engaged any underwriters or placement agents to assist with the proposed Offering. The Company may retain one or more placement agents to assist with the offering. As of the date of this Offering Statement, the Company has not identified any placement agents, and has not had any discussions with any placement agents regarding this Offering.

Should the Company decide to retain the services of one or more placement agents subsequent to this Form 1-A's qualification by the Securities and Exchange Commission ("SEC"), the Company will immediately file with the SEC an amendment to this Form 1-A thereby identifying such placement agent and otherwise providing for all information relating to such person as required by the SEC. The Company will also update the Regulation A Offering Circular to provide for such information relating to the salesperson.

***(j) the underwriter's directors;***

N/A.

***(k) the underwriter's officers;***

N/A.

***(l) the underwriter's general partners; and***

N/A.

***(m) counsel to the underwriters;***

N/A/

**ITEM 2. Application of Rule 262**

No person identified in Item 1 above is subject to any of the disqualification provisions set forth in Rule 262.

**ITEM 3. Affiliate Sales**

The proposed offering does not involve the sale of any securities by affiliates of the issuer.

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**

***(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or salespersons.***

The Company has not engaged any underwriters or placement agents to assist with the proposed Offering. The Company may retain one or more placement agents to assist with the offering. As of the date of this Offering Statement, the Company has not identified any placement agents, and has not had any discussions with any placement agents regarding this Offering.

Should the Company decide to retain the services of one or more placement agents subsequent to this Form 1-A's qualification by the Securities and Exchange Commission ("SEC"), the Company will immediately file with the SEC an amendment to this Form 1-A thereby identifying such placement agent and otherwise providing for all information relating to such person as required by the SEC. The Company will also update the Regulation A Offering Circular to provide for such information relating to the salesperson.

***(b) List the jurisdiction in which the securities are to be offered other than by underwriters, dealers, or salespersons and state the method by which such securities are to be offered.***

The Company intends to offer the securities being qualified under this Form 1-A to persons residing in all U.S. jurisdictions where the sale of such securities are permitted, as well as foreign jurisdictions. The Company will provide notice ("Blue Sky Filings") and will comply with the securities regulations with regards to each jurisdiction in which it offers its securities.

The Company's sole director and officer, Mr. Richard M. Berman will be conducting all of the sales efforts with regards to the securities being qualified under this Form 1-A. Mr. Berman will not be receiving any type of compensation for these efforts.

**ITEM 5. Unregistered Securities Issued or Sold Within One Year**

On February 5, 2009, the Company issued its common stock to American Uranium Management, LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933, as amended ("The Securities Act"). The Company sold 101,000,000 shares of its Common Stock, par value $0.000001 per share, to American Uranium Management for an aggregate of $101,000.

On February 6, 2009, the Company issued its common stock to Fundtech Ltd, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 25,000,000 shares of its Common Stock, par value $0.000001 per share, to Fundtech for an aggregate of $50,000.

On March 17, 2009, the Company issued its common stock to the Law Firm of Klass, Helman and Ross, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 12,582,088 shares of its Common Stock, par value $0.000001 per share, to the law firm for an aggregate of $12,582.09.

On April 7, 2009, the Company issued its common stock to Watson Investment Enterprises, Inc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 142,857 shares of its Common Stock, par value $0.000001 per share, to Watson Investment Enterprises for an aggregate of $20,000.

On April 13, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 250,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $5,000.

On April 15, 2009, the Company issued its common stock to Watson Investment Enterprises, Inc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 2,000,000 shares of its Common Stock, par value $0.000001 per share, to Watson Investment Enterprises for an aggregate of $20,000.

On April 20, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 4,000,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $20,000.

On April 21, 2009, the Company issued its common stock to TJ Management Group, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 4,901,960 shares of its Common Stock, par value $0.000001 per share, to TJ Management for an aggregate of $50,000.

On April 23, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 6,000,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $25,000.

On April 30, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 6,500,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $25,000.

On May 5, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 6,500,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $10,000.

On May 11, 2009, the Company issued its common stock to Watson Investment Enterprises, Inc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 9,615,385 shares of its Common Stock, par value $0.000001 per share, to Watson Investment Enterprises for an aggregate of $50,000.

On May 28, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 30,000,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $20,000.

On June 1, 2009, the Company issued its common stock to American Uranium Management, LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 150,000,000 shares of its Common Stock, par value $0.000001 per share, to American Uranium Management for an aggregate of $330,000.

On June 19, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 35,000,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $30,000.

On June 25, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 35,922,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $25,000.

On July 9, 2009, the Company issued its common stock to Watson Investment Enterprises, Inc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 20,000,000 shares of its Common Stock, par value $0.000001 per share, to Watson Investment Enterprises for an aggregate of $20,000.

On July 21, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 42,000,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $25,000.

On August 7, 2009, the Company issued its common stock to Fuselier & Assoc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 12,500,000 shares of its Common Stock, par value $0.000001 per share, to Fuselier for an aggregate of $5,000.

On August 10, 2009, the Company issued its common stock to Watson Investment Enterprises, Inc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 33,333,333 shares of its Common Stock, par value $0.000001 per share, to Watson Investment Enterprises for an aggregate of $20,000.

On September 16, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 100,000,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $25,000.

On September 21, 2009, the Company issued its common stock to Fuselier & Assoc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 11,111,111 shares of its Common Stock, par value $0.000001 per share, to Fuselier for an aggregate of $5,000.

On October 5, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 252,000,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $63,000.

On October 13, 2009, the Company issued a promissory note in the principal amount of $100,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act, as the issuance did not involve a public offering of securities.

On October 14, 2009, the Company issued a promissory note in the principal amount of $100,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act, as the issuance did not involve a public offering of securities.

On October 16, 2009, the Company issued a promissory note in the principal amount of $50,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act, as the issuance did not involve a public offering of securities.

On November 2, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 147,500,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $29,500.

On November 24, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 107,142,852 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $12,500.03.

On November 30, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 150,000,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $15,000.

On December 1, 2009, the Company issued a promissory note in the principal amount of $250,000 to E-Lionheart

Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act, as the issuance did not involve a public offering of securities.

On December 7, 2009, the Company issued its common stock to Richard M. Berman, the Company's sole officer, director, and an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 400,000,000 shares of its Common Stock, par value $0.000001 per share, to Mr. Berman for an aggregate of $159,600.

On December 7, 2009, the Company issued its common stock to William Wilder, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 10,000,000 shares of its Common Stock, par value $0.000001 per share, to Mr. Wilder for an aggregate of $4,000.

On December 7, 2009, the Company issued its common stock to Larry Peyton, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 10,000,000 shares of its Common Stock, par value $0.000001 per share, to Mr. Peyton for an aggregate of $4,000.

On December 9, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 190,000,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $19,000.

On December 18, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 130,000,552 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $11,500.

On December 22, 2009, the Company issued a promissory note in the principal amount of $75,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act, as the issuance did not involve a public offering of securities.

On January 8, 2010, the Company issued a promissory note in the principal amount of $100,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) of the Securities Act, as the issuance did not involve a public offering of securities.

On January 19, 2010, the Company issued a promissory note in the principal amount of $25,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) of the Securities Act, as the issuance did not involve a public offering of securities.

On January 25, 2010, the Company issued a promissory note in the principal amount of $50,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) of the Securities Act, as the issuance did not involve a public offering of securities.

On February 18, 2010, the Company issued a promissory note in the principal amount of $25,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) of the Securities Act, as the issuance did not involve a public offering of securities.

On February 22, 2010, the Company issued a promissory note in the principal amount of $25,000 to E-Lionheart

Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) of the Securities Act, as the issuance did not involve a public offering of securities.

**ITEM 6. Other Present or Proposed Offerings**

None.

**ITEM 7. Marketing Arrangements**

None.

**ITEM 8. Relationship with Issuer of Experts Named in Offering Statement**

None.

**ITEM 9. Use of a Solicitation of Interest Document**

No publication authorized by Rule 254 was used prior to the filing of this Form 1-A.

**PART II — OFFERING CIRCULAR**

* * * * * * * * * * * * * * * * * * * * *

**COVER PAGE**



AlgOil TM ALGAEFARM TM

**RUSSELL INDUSTRIES, INC.**
(Exact name of Company as set forth in Charter)

***Type of securities offered:*** Common Shares, par value $0.000001

***Minimum/Maximum number of securities offered:*** Up to 25,000,000,000 Shares Common Stock

***Number of Shares being Qualified by Selling Security Holders:*** 0

***Number of Shares being Qualified for Sale by the Issuer:*** 25,000,000,000

***Price per security:*** To be negotiated by the Company and investor(s), total proceeds not to exceed $5mm

***Total proceeds to Issuer:*** Up to $5,000,000

***Total proceeds to selling shareholders:*** N/A

***Is a commissioned selling agent selling the securities in this offering?*** [ ] Yes [X] No

***If yes, what percent is commission of price to public?*** N/A

***Is there other compensation to selling agent(s)?*** N/A [ ] Yes [X] No

***Is there a finder's fee or similar payment to any person?*** N/A [ ] Yes [X] No ***(See Question No. 22)***

***Is there an escrow of proceeds until minimum is obtained?*** [ ] Yes [X] No ***(See Question No. 26)***

***Is this offering limited to members of a special group, such as employees of the Company or individuals?*** [ ] Yes [X] No ***(See Question No. 25)***

***Is transfer of the securities restricted?*** [ ] Yes [X] No ***(See Question No. 25)***

**INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.**

**IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.**

**THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.**

| ***This Company:*** | |
|---|---|
| [ ] | ***Has never conducted operations.*** |
| [X] | ***Is in the development stage.*** |
| [X] | ***Is currently conducting operations.*** |
| [ ] | ***Has shown a profit in the last fiscal year.*** |
| [ ] | ***Other (Specify):***<br>***Check at least one, as appropriate)*** |

***This offering has been registered for offer and sale in the following states:***

| ***State**** | ***State File No.**** | ***Effective Date**** |
|---|---|---|
| To Be Determined | To Be Determined | To Be Determined |

* The Company intends to offer the securities being qualified pursuant to this Form 1-A to persons residing in all U.S. jurisdictions where the sale of such securities are permitted, as well as foreign jurisdictions. The Company will provide notice ("Blue Sky Filings") and will comply with the securities regulations with regards to each jurisdiction in which it offers its securities.

<u>**TABLE OF CONTENTS**</u>


| | **Page** |
|---|---|
| The Company | **12** |
| Risk Factors | **12** |
| Business and Properties | **17** |
| Offering Price Factors | **21** |
| Use of Proceeds | **27** |
| Capitalization | **29** |
| Description of Securities | **30** |
| Plan of Distribution | **32** |
| Dividends, Distributions and Redemptions | **33** |
| Officers and Key Personnel of the Company | **33** |
| Directors of the Company | **34** |
| Principal Stockholders | **35** |
| Management Relationships, Transactions and Remuneration | **36** |
| Litigation | **37** |
| Federal Tax Aspects | **37** |
| Miscellaneous Factors | **38** |
| Financial Statements | **38; Exhibit 1.1** |
| Management's Discussion and Analysis and Certain Relevant Factors | **39** |


**THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.**

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **93** pages.

Section 1.

## THE COMPANY

**Exact corporate name:** Russell Industries, inc.

**State and date of incorporation:** Nevada, February 20, 1997

**Street address of principal office:** 9595 Six Pines Drive, The Woodlands, Texas 77380

**Company telephone number:** (832) 631-6074
**Company facsimile number:** (832) 631-6274
**Company email:** rusind@aol.com

**Fiscal year:** December 31st

**Person(s) to contact at Company with respect to offering:**

Richard M. Berman, President, Chief Executive Officer and sole director

Section 2.

## RISK FACTORS

***An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this Form 1-A. If any of the risks discussed in this section actually occur, our business, financial condition and results of operations could be materially and adversely affected. The price of our shares could decline significantly and you may lose all or a part of your investment. The risk factors described below are not the only ones that may affect us.***

**The Company's business is subject to numerous risk factors including, but not limited to, the following:**

***We anticipate future losses and negative cash flow, which may limit or delay our ability to become profitable.***

We have incurred losses since our inception and expect to experience operating losses and negative cash flow for the foreseeable future. Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

***Our common stock is subject to the "Penny Stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.***

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and

- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and

- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

***The price of our shares of common stock in the future may be volatile.***

Our stock is currently traded on the Pink Sheets OTC Quotation System under the symbol RIND.PK. The market price of our common stock will likely be volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including: technological innovations or new products and services by us or our competitors; additions or departures of key personnel; sales of our common stock; our ability to integrate operations, technology, products and services; our ability to execute our business plan; operating results below expectations; loss of any strategic relationship; industry developments; economic and other external factors; and period-to-period fluctuations in our financial results. Because we have a very limited operating history with limited to no revenues to date, you may consider any one of these factors to be material. Our stock price may fluctuate widely as a result of any of the above. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

***Future capital needs/liquidity deficiencies/potential lack of financing.***

We may need to raise additional funds for the further development of our business and to implement our business plan. There can be no assurance that any additional financing will be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund expansion of our business or to implement our business plan, which would have a material adverse effect on our business, results of operations and financial condition. Additional funds raised through the issuance of equity or convertible debt securities of the Company will reduce the percentage ownership of the our current stockholders. Stockholders may experience additional dilution and securities issued in any future financing may have rights, preferences or privileges senior to those of current shareholders of the Company.

***Addition financing will result in further dilution and depression to our common stock market price.***

We have issued billions of shares of common stock over the past two years which has resulted in extreme dilution and depression of our common stock price. We will be required to obtain additional financing to continue to operate our business. This will undoubtedly result in further dilution to our stock price, which may never recover as a result. This must be considered a serious risk of investment.

***There is No Minimum Number of Shares we have to sell in this Offering.***

We are making this offering on a "best efforts, no minimum basis". What this means is that all of the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that the subscriptions for the entire Offering will be obtained, and there is a strong possibility that the entire offering amount will not be obtained.

Therefore there is a material risk that an insufficient amount of proceeds will be received by the Company, thereby having an inconsequential effect on the Company's overall use of the funds, and consequently the Company's future performance. This material risk becomes even more important when viewed in light of the fact that the Company has, to date, been unable to generate and sustain positive cash flow. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objective could be adversely affected if the entire offering of Shares is not fully subscribed for.

***Because our officers and directors are indemnified against certain losses, we may be exposed to costs associated with litigation.***

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional non-reimbursable costs, including legal fees. Our Articles of Incorporation and By-laws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

***Our controlling shareholders may act in their own interests***

The Company's officers, directors and current principal stockholders together own a material amount of the Company's outstanding voting securities. Consequently, these stockholders, if they act individually or together, may exert a significant degree of influence over the Company's management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Furthermore, the interests of this concentration of ownership may not always coincide with the Company's interests or the interests of other stockholders.

***We may incur losses in future periods, which could reduce investor confidence and cause our share price to decline.***

We have a history of losses both prior to 2006, and in fiscal years 2006, 2007, 2008 and 2009, and we anticipate that we will incur losses in the future. We had net losses of $107,824 in 2006, $1,459,956 in 2007, $1,365,521 in 2008 and $1,386,080 in 2009. We expect to continue to increase our sales and marketing expenses, research and development expenses, and general and administrative expenses, and we cannot be certain that our revenues will exceed our expenses or grow at all. If our revenues do not grow, we may experience a loss in future periods, which could cause our share price to decline.

***We are dependent on certain key personnel.***

We are dependent on Richard M. Berman, our President and Chief Executive Officer. The loss of services of Mr. Berman would impair our ability to expand our business or to develop new products and would have a significant material adverse effect on our business, financial condition and results of operations.

***Inability to hire and retain skilled personnel could substantially harm our business.***

The future growth of the business of Russell Industries depends on successful hiring and retention of skilled personnel. Qualified personnel are in great demand throughout our industry, thus it is difficult to predict the availability of qualified personnel or the compensation levels required to hire and retain them. We face stiff competition for staffing, which may increase labor costs and reduce profitability. Our failure to attract and retain sufficient skilled personnel at economically reasonable compensation levels may limit our ability to perform under our contracts, which could lead to the loss of existing contracts or an inability to gain new contracts, which may impair our ability to operate and expand our business, as well as harm financial performance.

***We may be subject to costly intellectual property litigation that could have a material adverse effect on our business if decided adversely and we have no insurance that would cover such litigation or any resulting damages if decided adversely.***

We could face claims that we have infringed the patent, trademark, copyright or other intellectual property rights of others. From time to time we receive such claims and we are ordinarily involved in litigation over such claims. Intellectual property litigation is often extremely costly, unpredictable and disruptive to business operations. It may not be possible to obtain or maintain insurance covering these risks. Any adverse decision, including an injunction or damage award entered against us, could subject us to significant liabilities, require us to seek to obtain licenses from others, make changes to our brand, prevent us from operating our business, or cause severe disruptions to our operations or the markets in which we compete. Any of these developments could harm our reputation, our business and our results of operations.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our service, technology and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to procure, protect and enforce our intellectual property rights, then we may not realize the full value of these assets, and our business may suffer.

***If we cannot adequately manage any future growth, our results of operations will suffer.***

We have experienced rapid growth in our operations, and our anticipated future growth, if such growth occurs at all, may place a significant strain on our managerial, operational and financial resources. We have made, and may continue to make, inadequate estimates for the costs and risks associated with our expansion, and our systems, procedures and managerial controls may not be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product listings and record and report financial and management information on a timely and accurate basis. If we are unable to manage any such expansion successfully, our revenues may not grow, our expenses may increase and our results of operations may be adversely affected.

***We may be unable to recoup future research and development costs.***

We expect to continue to dedicate significant time and money to research, intellectual property development, and production of our products. These costs have been high in the past and we expect them to continue to be costly and speculative in developing new products, where substantial expenses often precede meaningful revenues. To the extent that our technology framework is more expensive to create and maintain than we anticipate, our profitability may be greatly reduced. Thus, we may not recoup the cost of developing any new revenue streams for lengthy periods, if at all.

***Acquisitions present many risks, and we may not realize the anticipated financial and strategic goals of any of our acquisitions.***

Although we do not currently have any present commitments or agreements regarding acquisitions, we may in the future acquire complementary companies, products and technologies. Any such acquisition may involve a number of risks, including:

- we may find that the acquired company does not or acquired assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;
- we may have difficulty integrating the operations and personnel of an acquired business and may have difficulty retaining its customers and/or key personnel;
- our ongoing business and management's attention may be disrupted or diverted by transition or

integration issues and the complexity of managing diverse locations;

- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and

- we may have difficulty incorporating and integrating acquired technologies into our business.

An ill-advised acquisition could hurt our business, results of operations and financial condition or cash flows, particularly in the case of a significant acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management's time from our business as well as significant out-of-pocket costs.

The consideration that we pay in connection with an acquisition could affect our financial condition. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including some of the proceeds of this offering, to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our then-existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may negatively affect our operating results and weaken our financial condition.

***Our market niche is ripe for competition.***

We expect competition in our targeted markets to be even more intense in the future as new competitors enter our industry. Competing companies and technologies may render some or all of the Company's products noncompetitive or obsolete, and the Company may not be able to make the enhancements to its technology necessary to compete successfully with newly-emerging technologies. Some of our competitors may be well established companies, larger and with significantly greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products that meet customer requirements or are otherwise superior to the Company's products and may be able to more effectively market their products than the Company.

While we believe our ability to offer quality products and a variety of services at lower prices will provide a competitive advantage, aggressive price competition by any existing or new company in our industry could have a material adverse effect on our results of operation. We may not be successful in competing against our current and future competitors, whether based on price, attractiveness of product offerings, or otherwise. To the extent the Company is unable to successfully compete against existing and future competitors, our expected revenues and profitability could be greatly reduced and, consequently, our business, operating results and financial condition would be materially and adversely affected.

***Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.***

**Section 3.**

**Forward Looking Statements**

When used in this Offering Statement, the words or phrases "will," "will likely result," "we expect," "will continue," "anticipate," "estimate," "project," "outlook," "could," "would," "may," or similar expressions are intended to identify forward-looking statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Such risks and uncertainties include, among others, success in reaching target markets for products in a highly competitive market and the ability to attract future customers, the size and timing of additional significant orders and their fulfillment, the success of our business emphasis, the ability to finance and sustain operations, the ability to raise equity capital in the future, and the size and timing of additional significant orders and their fulfillment. We have no obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

## BUSINESS AND PROPERTIES

Russell Industries, Inc. (hereinafter referred to as "the Company", the "Corporation", "Russell Industries", "the Issuer", etc.), an alternative and renewable energy company focusing in the area of algae oil production, is currently developing its *Proof of Concept Pilot to Scale* sustainable algae biomass production system. The initial bench prototype was completed on January 29, 2010. The Company has obtained a one year lease from Houston Advanced Research Center, located in The Woodlands, Texas. The lease allows the Company to use laboratory, office and design space at the center for its *Proof of Concept Pilot to Scale* project. Upon completion of the scaled up model, projected to be April 30, 2010, the Company intends to lease a production facility to be located in the Houston, Texas area. We anticipate that this production facility will be a unique indoor Algae Tank Farm ("ATF") that will produce and offer for sale algae oil and its residual biomass.

We are dedicated to our mission of providing a supply source for alternative and renewable energy. We anticipate that the algae will be grown, harvested and extracted indoors in uniquely designed production vessels that will provide reliable and sustainable high production yield in a climate controlled environment. We intend that the Algae oil will be used as *feedstock* for biodiesel. Present production methods employed by "competitors" use certain methods that are entirely dependent upon outdoor sunlight. Their results have yet to yield sustainable, reliable high yield production partly due to dependence upon outdoor sunlight and unpredictable climate conditions. We believe that if our Company can create optimal dependable climatic conditions on a 24/7 basis, it should be able to produce its desired production yield, i.e. a sustainable, reliable high yield production of oil. We anticipate that the final selected production facility site will have convenient access to all Gulf Coast bio-fuel refineries, the Port of Houston and access to major trucking and rail routes.

We plan to initially focus initial marketing efforts for our algae oil and biomass off take contracts from these Gulf Coast bio-fuel refineries. We plan to hire experienced operations management sufficient to ensure success of the project.

Given the increased demand for biodiesel, coupled with the lower production costs using second generation feedstock (algae) and its many powerful bio-tech properties for growing, processing, optimizing, extracting, filtering, micro-stirring and sterilizing, we believe that we will be able to create a high yield, high rate of return bio-friendly business operation.

Our *Houston Algae Tank Farm Project* projections call for utilization of at least (based on funding of $5,000,000) 50,000 indoor square feet that we anticipate will, at capacity, yield 5,000,000 gallons of algae oil and 40,000,000 pounds of biomass annually. Our market for our product, algae oil, will be biodiesel refineries and the pharmaceutical and beauty markets for biomass.

We believe that our mission will help secure energy independence while improving environmental standards by promoting energy security, scientific discovery and innovation, and reducing air, land, and water pollution. We also want to help Houston continue to distinguish itself not just as the energy capital of America, but also the alternative energy capital of America.

**Manufacturing**

We anticipate that our products, algae oil and its residual biomass will be grown, harvested and extracted (produced) indoors in uniquely designed production vessels that will provide reliable and sustainable high production yield in a climate controlled environment. We are presently developing our production prototype and are currently in the pilot stage. Upon its anticipated completion in April 2010, the pilot model is expected to prove that our production concept works. The estimated cost of the pilot production model is $188,800, and the Company has the funds necessary to complete this pilot prototype. Our Company is not dependent upon one or a limited number of suppliers for essential raw materials, energy or other items as we are customizing existing certain "off the shelf" products and ordering specific material to our unique specifications. There are no existing supply contracts as it will not be necessary to have such until the final scaled model is completed (estimated to be April 30, 2010). We anticipate the estimated cost from pilot to scale to be $444,900. Upon the completion of our pilot, contingent upon the pilot model's verification that our production concept works, of which we are extremely confident, we will be ready for initial production (using two scaled units) at this point.

**Sales and Marketing**

We expect to sell our algae oil, ("AlgOil™"), to be used as a feedstock directly to biodiesel plants and/or to petroleum refineries to be hydro-cracked into JA or JP-8 jet fuel for the commercial airlines and the air force (designated as renewable energy industry sector). We believe that our products will be sold in the United States Gulf Coast geographic area due to the number of biodiesel plants and/or petroleum refineries located in this region.

We expect to sell our residual biomass to the bio-gasoline, cosmetic, pharmaceutical, bio-plastics and organic industries. At this time, we are not certain which geographic areas will present the best opportunities, but we plan to initially focus our efforts on the United States Gulf Coast geographic area.

We anticipate that our Company will also qualify for earned, but unused, carbon credits based upon its annual completed production. We anticipate taking our credits and offering them for sale on the Chicago Climate Futures Exchange.

**Industry Demand**

We are of the opinion, based upon our management's research and expertise within this industry, that the demand for algae oil to be used as biofeedstock far exceeds the current supply, and will continue in this manner for the next several years. The plausible reason for this is the fact that most biodiesel refineries operate at well under 50% capacity due to the shortage of available biofeedstock. When designing these multi feedstock refineries, it was assumed that there would always be an abundance of feedstock such as wheat, barley, corn and discarded food scraps which all come from the food supply chain and have to be harvested by the season. This created the demand of non food related feedstock, referred to as biofeedstock, such as algae, rapeseed and jatropa. Specifically, the demand is for a high yield, sustainable and reliable source of biofeedstock.

It is now apparent that depending on the food supply which is harvested by the season to drive the needs of the energy sector, which operates on a 24/7 basis and has supply demands on a 24/7 basis, was a serious miscalculation as evidenced by the industry trend of operating well below capacity. The future may prove that a smarter design will be an integrated designed refinery, one that matches feedstock production or a dedicated feedstock supply (and/or supplier) with capacity. The industry estimate for biofeedstock is 80,000,000 gallons annually. It is also important to know that one gallon of algae oil is required to refine one gallon of biodiesel.

We plan on using our connections in the renewable industry, financial industry and trade associations, such as the National Algae Association, of which the Company is a member, to develop and further penetrate our position in this market. This association has been the source for market and industry reference for the Company since

November 2008. Our Company will need to show "Proof of Concept" and the ability to deliver its products before any buyer will agree to and issue a purchase order. Therefore, there are no existing orders or sales contracts and it is not reasonable to expect that any pre-sales, advance purchase orders or like will materialize until "Proof of Concept" is completed and the ability to deliver product is validated.

**Employees**

We currently have one full time employee, our sole officer and director Richard M. Berman, and two consultants that are each contractually engaged until November 2010. We anticipate employing twenty full time employees and consultants over the course of the next twelve months. We further anticipate the number and classification of these employees and consultants to be Executive Management – 1, Administrative/Clerical – 1, Financial – 1, Laboratory (Biologist and Assistant) – 3, Engineering – 2 and Operations – 12. All employees, consultants and contractors will be expected to sign confidentiality agreements and covenants-not-to-compete where legal counsel deems appropriate and enforceable.

**Research and Development**

We have spent $89,091 in fiscal year 2009 on research and development of our *Proof of Concept Pilot to Scale Project.* We expect to spend $986,009 on research and development in fiscal year 2010. The Company had no revenue for the last fiscal year.

The Company's operations will depend upon validation of its *Proof of Concept Pilot to Scale Project.* Specifically, that we can prove that our concept process works and can grow, harvest and extract high yield, sustainable and reliable algae oil and its residual biomass in a climate controlled environment.

We have applied to the United States Patent and Trademark Office for two trademark registrations. We anticipate engaging Intellectual Property counsel after successful completion of our pilot prototype to recommend what protections are available for the Company's intellectual property and proprietary technologies.

**Property**

The Company does not own any real estate. We lease an executive office in The Woodlands, TX for $1,390 per month (including utilities and phone). The lease will expire on June 30, 2010. We do not plan to renew this lease.

In addition, we also lease research, development and laboratory space, also in The Woodlands, TX for $2,500 (including utilities and phone). This lease expires on November 30, 2010. We anticipate leasing production space sufficient to begin operations in May 2010. We plan to fund the lease of the production facility from proceeds of this Offering.

**Government Regulation**

Our intended line of business is not currently subject to any specific government regulation.

**Competition**

Our competition consists of producers of feedstocks to be used in the production of gasolines, jet fuel and diesel. Several large corporations have invested substantial capital into the development the production of feedstocks. In addition, several large corporations have invested substantial capital into the development of algae biomass production. These companies have achieved significant market and proprietary positions. The U.S. government has also invested in significant research regarding renewable and alternative energy products. Further, the airline industry is investing in developing alternative sources of fuel (its most significant operating cost) to enable it to control such costs. Currently, most developers of this technology have delayed development of production facilities because of economic feasibility, the ability to develop suitable products and the ability to scale up mass production of the algae oil product in a profitable manner.

Section 4.

**History and Material Events**

The following chart summarizes the material events and occurrences of the Company since its formation on February 20, 1997:

- On July 5, 2005, Rick Berman was appointed President and Chief Executive Officer of the Company.
- On November 3, 2005, the Company's outstanding common stock was increased via a 2.5 for 1 forward stock split.
- On April 6, 2006, the Company was cleared for quotation by FINRA and to commence trading on the Pink Sheets.
- April 11, 2006, the Company common stock commenced trading and entered the development stage of operations.
- On October 6, 2006, the Company's shares were increased via a 5 for 1 stock split.
- On November 27, 2006, the Company's shares were decreased via a 1 for 100 reverse stock split.
- From November 2006 through July 2007, the Company acquires 255 unpatented mining claims.
- On March 3, 2008, the Company's shares were decreased via a 1 for 5,000 reverse stock split.
- On February 2, 2009, the Company's shares were decreased via a 1 for 10,000 reverse stock split.
- From November 2009 to the present, the Company has been developing its Proof of Concept Pilot to Scale Project for the production of Algae oil.

**Recent Developments**

The Company has developed a plan for the commercialization of it algae oil process. In conjunction with that plan, the Company has created the following timeline for completion of significant milestones related to the production of commercial quantities of algae oil. That significant milestone to be achieved, the method of achievement of such milestone and the likely date that such milestone will be achieved are summarized below:

| Event or Milestone | Expected manner of occurrence or method of achievement | Date or number of months after receipt of proceeds should be accomplished |
|---|---|---|
| Completion of Pilot Bench Prototype and Algae Strain ...... | *Proof of Concept Pilot to Scale* research and development project | January 29, 2010 (1) |
| Completion of Final Scale Prototype and Algae Strain ...... | *Proof of Concept Pilot to Scale* research and development project | April 30, 2010 (1) |
| Production preparation and initial production runs ........... | *Proof of Concept Pilot to Scale* research and development project | July 30, 2010 (1) |
| Commence Production ......................... | *Proof of Concept Pilot to Scale* research and development project | October 30, 2010 (2) |

(1) The Company has secured the necessary funds to complete the first three phases of its *Proof of Concept Pilot to Scale* Program which will enable the Company to generate minimal revenues from the use of two completed production units.

(2) The Company will need to lease a commercial industrial facility to begin production.

Our current budget is milestone and date sensitive. Specifically, if milestones are not reached in a timely manner, we anticipate that additional funds will be necessary to reach the scale from pilot stage. We may not possess those funds at such a time that they may be needed, and will have to look for additional financing upon that occurrence.

**Sections 5-8.**

## OFFERING PRICE FACTORS

*If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.*

**5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)***

Loss per share for the year ended December 31, 2009:

| | |
|---|---|
| Net loss ........................................ | $ (1,386,080) |
| Loss per share ................................. | $ (0.003) |
| Weighted average shares outstanding ...... | 2,088,761,204 |

**6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.***

| Offering Price Per Share | | **NONE** |
|---|---|---|
| Net After-Tax Earnings Last Year Per Share | = | (price/earnings multiple) |

The Company has not had profits to date.

**7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.***

The net tangible book value per share as of December 31, 2009:

| | |
|---|---|
| Net tangible book value ..................... | $ 503,091 |
| Book value per share ........................ | $ 0.00024 |
| Number of shares outstanding ............. | 2,088,761,204 |

***If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.***

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

**(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)***

On February 5, 2009, the Company issued its common stock to American Uranium Management, LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933, as amended ("The Securities Act"). The Company sold 101,000,000 shares of its Common Stock, par value $0.000001 per share, to American Uranium Management for an aggregate of $101,000.

On February 6, 2009, the Company issued its common stock to Fundtech Ltd, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 25,000,000 shares of its Common Stock, par value $0.000001 per share, to Fundtech for an aggregate of $50,000.

On March 17, 2009, the Company issued its common stock to the Law Firm of Klass, Helman and Ross, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 12,582,088 shares of its Common Stock, par value $0.000001 per share, to the law firm for an aggregate of $12,582.09.

On April 7, 2009, the Company issued its common stock to Watson Investment Enterprises, Inc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 142,857 shares of its Common Stock, par value $0.000001 per share, to Watson Investment Enterprises for an aggregate of $20,000.

On April 13, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 250,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $5,000.

On April 15, 2009, the Company issued its common stock to Watson Investment Enterprises, Inc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 2,000,000 shares of its Common Stock, par value $0.000001 per share, to Watson Investment Enterprises for an aggregate of $20,000.

On April 20, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 4,000,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $20,000.

On April 21, 2009, the Company issued its common stock to TJ Management Group, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 4,901,960 shares of its Common Stock, par value $0.000001 per share, to TJ Management for an aggregate of $50,000.

On April 23, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 6,000,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $25,000.

On April 30, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 6,500,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $25,000.

On May 5, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 6,500,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $10,000.

On May 11, 2009, the Company issued its common stock to Watson Investment Enterprises, Inc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 9,615,385 shares of its Common Stock, par value $0.000001 per share, to Watson Investment Enterprises for an aggregate of $50,000.

On May 28, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 30,000,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $20,000.

On June 1, 2009, the Company issued its common stock to American Uranium Management, LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 150,000,000 shares of its Common Stock, par value $0.000001 per share, to American Uranium Management for an aggregate of $330,000.

On June 19, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 35,000,000 shares of its Common Stock, par value $0.000001 per share, to Mazuma for an aggregate of $30,000.

On June 25, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 35,922,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $25,000.

On July 9, 2009, the Company issued its common stock to Watson Investment Enterprises, Inc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 20,000,000 shares of its Common Stock, par value $0.000001 per share, to Watson Investment Enterprises for an aggregate of $20,000.

On July 21, 2009, the Company issued its common stock to Mazuma Corp., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 42,000,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $25,000.

On August 7, 2009, the Company issued its common stock to Fuselier & Assoc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 12,500,000 shares of its Common Stock, par value $0.000001 per share, to Fuselier for an aggregate of $5,000.

On August 10, 2009, the Company issued its common stock to Watson Investment Enterprises, Inc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 33,333,333 shares of its Common Stock, par value $0.000001 per share, to Watson Investment Enterprises for an aggregate of $20,000.

On September 16, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 100,000,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $25,000.

On September 21, 2009, the Company issued its common stock to Fuselier & Assoc., an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 11,111,111 shares of its Common Stock, par value $0.000001 per share, to Fuselier for an aggregate of $5,000.

On October 5, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 252,000,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $63,000.

On October 13, 2009, the Company issued a promissory note in the principal amount of $100,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act, as the issuance did not involve a public offering of securities.

On October 14, 2009, the Company issued a promissory note in the principal amount of $100,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act, as the issuance did not involve a public offering of securities.

On October 16, 2009, the Company issued a promissory note in the principal amount of $50,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act, as the issuance did not involve a public offering of securities.

On November 2, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 147,500,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $29,500.

On November 24, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 107,142,852 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $12,500.03.

On November 30, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 150,000,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $15,000.

On December 1, 2009, the Company issued a promissory note in the principal amount of $250,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act, as the issuance did not involve a public offering of securities.

On December 7, 2009, the Company issued its common stock to Richard M. Berman, the Company's sole officer, director, and an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 400,000,000 shares of its Common Stock, par value $0.000001 per share, to Mr. Berman for an aggregate of $159,600.

On December 7, 2009, the Company issued its common stock to William Wilder, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 10,000,000 shares of its Common Stock, par value $0.000001 per share, to Mr. Wilder for an aggregate of $4,000.

On December 7, 2009, the Company issued its common stock to Larry Peyton, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. The Company sold 10,000,000 shares of its Common Stock, par value $0.000001 per share, to Mr. Peyton for an aggregate of $4,000.

On December 9, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 190,000,000 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $19,000.

On December 18, 2009, the Company issued its common stock to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act. The Company sold 130,000,552 shares of its Common Stock, par value $0.000001 per share, to E-Lionheart for an aggregate of $11,500.

On December 22, 2009, the Company issued a promissory note in the principal amount of $75,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act, as the issuance did not involve a public offering of securities.

On January 8, 2010, the Company issued a promissory note in the principal amount of $100,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) of the Securities Act, as the issuance did not involve a public offering of securities.

On January 19, 2010, the Company issued a promissory note in the principal amount of $25,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) of the Securities Act, as the issuance did not involve a public offering of securities.

On January 25, 2010, the Company issued a promissory note in the principal amount of $50,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) of the Securities Act, as the issuance did not involve a public offering of securities.

On February 18, 2010, the Company issued a promissory note in the principal amount of $25,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) of the Securities Act, as the issuance did not involve a public offering of securities.

On February 22, 2010, the Company issued a promissory note in the principal amount of $25,000 to E-Lionheart Assoc. LLC, an accredited and sophisticated investor. The sale was conducted in accordance with exemptions from registration pursuant to Section 4(2) of the Securities Act, as the issuance did not involve a public offering of securities.

**8. (a)** ***What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)***

If the maximum is sold: 89.13%

**(b)** ***What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)***

Management is not implicitly attributing any post-offering value to the Company. The purchase price of the Offering Shares was determined by the current market value of our common stock as quoted by the Pink Sheets (RIND.PK) as of the date this Information Statement was filed with the Securities and Exchange Commission, and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it **should not** be regarded as an indicator of any future market price of the securities or the Company's future overall book value.

Furthermore, investors should be cautioned, as stated in the Risk Factors section of this Information Statement, about further dilution to our common stock. Should this Offering become fully subscribed, our common stock will be subject to a significant and material amount of dilution, which could depress our stock price even further.

**** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding***

***options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:***

N/A.

***These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:***

N/A.

***(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)***

***Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.***

Sections 9-12.

## USE OF PROCEEDS

9. (a) *The following table sets forth the use of the proceeds from this offering:*

| | If $5,000,000 Maximum Amount Sold |
|---|---|
| **Total Proceeds** | $ 5,000,000 |
| **Less: Offering Expenses:** | |
| Commissions and finder fees | 0 |
| Legal and accounting | 125,000 |
| Marketing | 15,000 |
| Other | 10,000 |
| **Net Proceeds** | $ 4,850,000 |
| **USE OF NET PROCEEDS:** | |
| **Operations:** | |
| Operational costs (rent, overhead, utilities, etc.) | 500,000 |
| Equipment purchases | 2,979,700 |
| **Subtotal** | 3,479,700 |
| **Working Capital:** | |
| General working capital | 1,370,300 |
| **Subtotal** | 1,370,300 |
| **TOTAL USE OF NET PROCEEDS** | $ 4,850,000 |

**(b)** ***If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.***

The funding obtained in this Regulation A Offering shall be used by the Company to address its critical and immediate capital needs. Based upon management's thorough evaluation of these particular needs, the Company has determined that the funding, as it is received, shall be used in accordance with the following priority schedule:

a. The first $150,000 obtained in this offering will be designated to pay our legal and accounting fees related to the execution of this Offering.
b. The next $500,000 in proceeds raise shall be designated for our operational costs, including hiring additional employees, obtaining leases for our commercial operations, and overhead expenses related to preparations for production of our products.
c. Following the use of proceeds as described in (b), the Company will designate all remaining proceeds raise towards equipment purchases, product development, and ultimately bringing the product to market. All remaining proceeds will be applied towards general working capital.
d. The Company will not be using any of the proceeds obtained in this Offering to pay any officer salaries, to satisfy outstanding debt, or for any purposes other than towards product development.

> ***Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.***

**10. (a)** ***If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm***

***or contingent. If contingent, explain.***

N/A

**(b)** ***If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.***

N/A

**(c)** ***If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.***

N/A

**(d)** ***If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:***

N/A

**11.** ***Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.***

As the Company is currently in its early stages of operations and business development, the Company currently has cash flow and liquidity problems, and anticipates having such problems throughout the next twelve months.

The Company is taking steps to mitigate its cash flow and liquidity concerns by taking the following actions:

1. Gradually reducing research and development and operating costs as the Company's main product lines and services move towards completion and marketability; and

2. Pursuing additional financing sources to fund Company's business strategy.

The Company will continuously seek to control its costs of operations and raise additional financing. The Company is not currently in breach or default of any note, loan, lease or other form of indebtedness, nor does it anticipate have such problems within the next proceeding twelve months. The Company is not currently subject to any unsatisfied judgments, liens, or settlements obligations, nor does it anticipate being subject to such in the next proceeding twelve months.

**12.** ***Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months and whether it will be necessary to raise additional funds. State the source of additional funds, if known.***

The proceeds from this offering may not satisfy the Company's cash requirements for the next 12 months. It is possible that the Company will seek to raise additional funds from additional investments in the capital stock of the Company.

Section 13.

## CAPITALIZATION

***Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:***

| | As of December 31, 2009 | As Adjusted, Maximum Amount Sold |
|---|---|---|
| **Debt:** | | |
| Short-term Debt, net of discounts of $487,500....... | $ 277,510 | $ 277,510 |
| **Stockholders' Equity:** | | |
| Preferred Stock, $0.01 par value, 1,000,000 authorized, 100,000 shares issued and outstanding ...................................... | 100 | 100 |
| Common Stock, $0.000001 par value, 14,999,000,000 and 30,000,000 authorized respectively, 2,088,761,204 and 18,755,427,871, respectively issued and outstanding ........................................... | 2,089 | 18,756 |
| Additional Paid In Capital ............................ | 4,820,283 | 9,803,616 |
| Retained Deficit ........................................ | (4,319,381) | (4,319,381) |
| **Total Stockholders' Equity ...........................** | 503,091 | 5,503,091 |
| **Total Capitalization ....................................** | $ 780,601 | $ 5,780,601 |

***Number of preferred shares authorized to be outstanding:*** 1,000,000

| Class of Preferred | | Number of Shares Authorized | | Par Value Per Share |
|---|---|---|---|---|
| Series A | | 100,000 | | $0.001 |

***Number of common shares authorized:*** 30,000,000,000 shares. ***Par or stated value per share, if any*** $0.000001

***Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:***

The Company has a sufficient amount of common stock authorized to cover total conversion of its convertible securities.

**Sections 14-20.**

## DESCRIPTION OF SECURITIES

**14.** ***The securities being offered hereby are:***

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
[ ] Other: ____________________

**15.** ***These securities have:***

| Yes | No | |
|---|---|---|
| [ ] | [ X ] | Cumulative voting rights |
| [ ] | [ X ] | Other special voting rights |
| [ ] | [ X ] | Preemptive rights to purchase in new issues of shares |
| [ ] | [ X ] | Preference as to dividends or interest |
| [ ] | [ X ] | Preference upon liquidation |
| [ ] | [ X ] | Other special rights or preferences (specify): |

Explain: ____________________

**16.** ***Are these securities convertible:*** [ ] Yes [ X ] No
If so, state conversion price or formula.
Date when conversion becomes effective:
Date when conversion expires:

**17.** ***(a) If securities are notes or other types of debt securities:***

N/A

(1) What is the interest rate? ______%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? _____/_____/______
If serial maturity dates, describe: ____________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices:____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No

Describe: ______________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or payment? $______________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_____________

How much indebtedness is junior (subordinated) to the securities? $_____________

***(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.***

N/A

| | | | Last Fiscal Year | |
|---|---|---|---|---|
| | | | Pro Forma | |
| | | **Actual** | **Minimum** | **Maximum** |
| "Earnings" / "Fixed Charges" | = | ____________ | ____________ | ____________ |
| If no earnings, show "Fixed Charges" only | | ____________ | ____________ | ____________ |

***Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.***

**18.** ***If securities are Preference or Preferred stock:***

N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

***Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.***

**19.** ***If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:***

N/A

**20.** ***Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):***

N/A

<u>Sections 21-27.</u>

## PLAN OF DISTRIBUTION

**21.** ***The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:***

N/A

**22.** ***Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)***

N/A

**23.** ***Describe any material relationships between any of the selling agents or finders and the Company or its management.***

N/A

***Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.***

**24.** ***If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:***

| | |
|---|---|
| **Name:** | Richard M. Berman |
| **Address:** | 9595 Six Pines Drive, The Woodlands, Texas 7738 |
| **Telephone number:** | (832) 631-6074 |
| **Facsimile number:** | (832) 631-6274 |
| **Email:** | rusind@aol.com |

**25.** ***If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:***

This offering is not limited to a special group and the certificates will bear no restrictive legend.

***Will the certificates bear a legend notifying holders of such restrictions?*** [ ] Yes [X] No

**26(a)** ***Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:***

N/A

**(b)** ***Date at which funds will be returned by escrow agent if minimum proceeds are not raised:***

N/A

***Will interest on proceeds during escrow period be paid to investors?*** [ ] Yes [ ] No

N/A

27. ***Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:***

None of our currently outstanding unrestricted shares of common stock are subject to any types of resale restrictions. Our restricted common stock in subject only to those resale restrictions as required by the Securities and Exchange Commission pursuant to rule 144.

**Note:** ***Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.***

**Section 28.**

## DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

***If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:***

The Company has never paid dividends, nor has it ever made any types of distributions or redemptions on its securities.

**Sections 29-32.**

## OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. ***Chief Executive Officer:***

| | |
|---|---|
| **Name:** | Richard M. Berman |
| **Age:** | 54 |
| **Address:** | 9595 Six Pines Drive, the Woodlands, Texas 7738 |
| **Telephone number:** | (832) 631-6074 |
| **Facsimile number:** | (832) 631-6274 |
| **Email:** | rusind@aol.com |

***Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.***

Mr. Richard Berman is our President, Chief Executive Officer and sole director. He began his career in 1976 in the medical device manufacturing industry and possesses over seventeen years specialized in marketing, finance, revenue cycle management, regulatory and compliance. In 1987, Mr. Berman organized, chartered and became the Chairman of the Board and subsequently sold Galleria Bancshares, Overland Park, Kansas. During the next eighteen years, Mr. Berman specialized in finance while being associated with Premier Air Parts, KPMG, LLP and Methodist Retirement Communities. In 2005 he was elected President and Chief Executive Officer of Russell Industries, Inc. His initial mandate was to restructure and guide the Company through the 15(c)2-11 process and commence public trading of the Company's Common Stock. Subsequently, Mr. Berman has been engaged in acquiring uranium assets and developing an alternative fuel source through the farming of algae on behalf of the Company.

30. ***Chief Operating Officer:***

N/A.

31. *Chief Financial Officer:*

N/A.

32. *Chief Technology Officer:*

N/A.

<u>**Sections 33-36.**</u>

**DIRECTORS OF THE COMPANY**

33. *Number of Directors:* <u>One (1)</u>.

***If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:***

Directors are elected annually by the shareholders. There are no voting trusts or other arrangements.

34. ***Information concerning outside or other Directors (i.e. those not described above):***

N/A

35 (a) ***Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?***

[ ] Yes [X] No Explain:

(b) ***If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*** N/A

(c) ***If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.***

N/A

(d) ***If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.***

N/A

(e) ***If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.***

N/A

36. ***If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such***

***person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.***

N/A

***Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.***

<u>Sections 37-38.</u>

**PRINCIPAL STOCKHOLDERS**

37. ***Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.***

| Class of Shares Common | Average Price Per Share | No. of Shares Now Held | % of Total | No. of Shares After Offering if All Securities Sold | % of Total |
|---|---|---|---|---|---|
| Richard M. Berman (1) | N/A | 400,000,000 | 13.12% (3) | 400,000,000 | 1.43% (4) |
| American Uranium Management, LLC (2) | N/A | 251,895,452 | 8.26% (3) | 251,895,452 | 0.90%(4) |

(1)
**Name:** Richard M. Berman, President and CEO of Company
**Address:** 9595 Six Pines Drive, the Woodlands, Texas 7738
**Telephone number:** (832) 631-6074
**Facsimile number:** (832) 631-6274
**Email:** rusind@aol.com

(2)
**Name:** American Uranium Management, LLC
(Wholly-owned by Richard M. Berman)
**Address:** 9595 Six Pines Drive, the Woodlands, Texas 7738
**Telephone number:** (832) 631-6074
**Facsimile number:** (832) 631-6274
**Email:** rusind@aol.com

(3) Based on 3,048,761,204 shares of common stock issued and outstanding as of March 12, 2010.
(4) Based on 28,048,761,204 shares of common stock issued and outstanding assuming the Offering becomes fully subscribed.

**38.** ***Number of shares beneficially owned by Officers and Directors as a group:***

*Before offering:*

| Class of Shares Common | No. of Shares Now Held | % of Total |
|---|---|---|
| Richard M. Berman (1) | 651,895,452 | 21.38% (2) |

(1) Mr. Berman owns 100% of American Uranium Management, LLC, which owns approximately 251,895,452 shares of common stock of the Issuer. Therefore Mr. Berman beneficially owns 651,895,452 shares of the Issuer.
(2) Based on 3,048,761,204 shares of common stock issued and outstanding as of March 12, 2010.

*After offering:*

a) Assuming minimum securities sold: N/A.

b) Assuming maximum securities sold:

| Class of Shares Common | No. of Shares After Offering if All Securities Sold | % of Total |
|---|---|---|
| Richard M. Berman (1) | 651,895,452 | 2.32% (2) |

(1) Mr. Berman owns 100% of American Uranium Management, LLC, which owns approximately 251,895,452 shares of common stock of the Issuer. Therefore Mr. Berman beneficially owns 651,895,452 shares of the Issuer.
(2) Based on 28,048,761,204 shares of common stock issued and outstanding assuming the Offering becomes fully subscribed.

*(Assume all options exercised and all convertible securities converted.)*

**Sections 39-42.**

**MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION**

**39.**

**(a)** ***If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.***

N/A.

**(b)** ***If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.***

N/A

**(c)** ***If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.***

N/A

**40.** ***Remuneration***

**(a)** ***List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:***

None.

**(b)** ***If remuneration is expected to change or has been unpaid in prior years, explain:***

N/A.

(c) *If any employment agreements exist or are contemplated, describe*:

None.

**41. (a)** ***Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights*:**

None.

***Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:***

N/A

**(b)** ***Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.***

N/A

**(c)** ***Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.***
N/A

**42.** ***If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination*:**

None.

**Note:** ***After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.***

**Section 43.**

## LITIGATION

***Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.***

None.

**Section 44.**

## FEDERAL TAX ASPECTS.

***If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.***

N/A

Note: ***Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.***

**Section 45.**

**MISCELLANEOUS FACTORS**

***Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.***

None.

**Section 46.**

**FINANCIAL STATEMENTS**

***Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.***

See Exhibit 1.1 for the following financial statements:

- Balance Sheet as of December 31, 2009; F-2
- Statements of Operations for the years ended December 31, 2009 and 2008 and for the period April 11, 2006 (inception as a developmental stage company) through December 31, 2009; F-3
- Statements of Shareholders' Deficit for the period from January April 11, 2006 (inception as a developmental stage company) through December 31, 2009; F-4
- Statements of Cash Flows for the years ended December 31, 2009 and 2008 and for the period April 11, 2006 (inception as a developmental stage company) through December 31, 2009; F-5

Section 47.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

**Background and Basis of Presentation**

The accompanying consolidated financial statements include the accounts of Russell Industries, Inc. and its wholly-owned subsidiaries and have been prepared on a going concern basis in accordance with U.S. generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated. Since April 11, 2006, the Company has been in a development stage. Operating results for the years ended December 31, 2008 and 2009 are not necessarily indicative of the results that may be expected in the future.

**Critical Accounting Policies**

We have identified critical accounting policies based upon the significance of the accounting policy to our overall financial statement presentation, as well as the complexity of the accounting policy and our use of estimates and subjective assessments. We have concluded our critical accounting policies are as follows:

***Long Lived Assets***

The Company's investment in unpatented mining claims is recorded at cost. Because these claims are in the early stage of exploration, no review for impairment has been made.

During 2010, the Company expects to acquire equipment and property associated with the production of algae oil. These assets will be capitalized and reviewed for impairment as the algae market develops in the future.

***Derivatives***

The Company has raised capital via the issuance of convertible debt that can be converted to registered common stock at a discount to the trading price. As a result, financial derivatives have been created. Generally, the difference between the sales price and the closing price on the date of issuance has been recorded as a discount and amortized to the income statement over time or upon conversion of the debt to common stock.

***Research and Development***

All costs and expenses associated with the algae biomass production technology are expensed when incurred as research and development. Such costs and expenses are eligible for research and development tax credits. Once the technology has been developed and a revenue producing facility has been built, expenses associated with the production of algae oil will be expensed as a cost of sales.

***Net Loss Per Share***

Net loss per share is computed using the weighted average number of shares of common stock outstanding during the applicable period. Shares associated with preferred shares were not included because they are antidilutive. There is no difference between basic and diluted net loss per share for any period presented.

**Liquidity and Capital Resources**

As of December 31, 2009, we cash and cash equivalents of $383,952. For the year ended December 31, 2009, we incurred a net loss of $1,386,080. This loss included $574,357 of non-cash related expenses. The Company is in the development stage of operations and has generated revenue and does not expect any meaningful revenue until early 2011. Our ability to generate sufficient cash flows from operations to meet our operating and capital requirements is uncertain, and we must raise additional capital in order to fund development of our algae biomass technology. These matters raise substantial doubt about our ability to continue as a going concern.

**Results of Operations – Analysis of Years Ended December 31, 2009 and December 31, 2008**

The net loss of $1,386,080 for 2009 reflects an increase in loss of $20,559 from the net loss of $1,365,521 in 2008. This increase in net loss is primarily a result of:

- an increase in research and development of $89,091;
- an increase of legal and professional fees of $141,872;
- an increase in discounts on issuances of common stock of $75,357; offset by
- a decrease in exploration and mining expenses of $47,330;
- a decrease in office and travel expenses of $25,291; and
- a decrease in general and administrative expenses of $213,140.

***Revenues***

There were no revenues in 2009 or 2008. We focused our resources on the exploration of our uranium mining claims and research and development associated with our algae biomass technology.

***Research and Development Expenses***

The 2009 and 2008 research and development expenses were $89,091 and $0, respectively. These costs and the ramp-up costs associated the small scale manufacturing facility will cause negative gross profit. Our ability to improve gross margin will depend upon our ability to increase production volumes and production efficiencies.

***General and Administrative Expenses***

The 2009 and 2008 general and administrative expenses were $1,074,580 and $1,287,720, respectively. This decrease was due primarily to decreased consulting expenses. We anticipate that general and administrative expense will increase in the future as warranted to coincide with increased production of the algae biomass.

***Discounts on Issuances of Common Stock***

During 2008 and 2009, we sold convertible debt that was convertible into common stock below the closing price on the date of issuance. As a result, for debt that was converted, we recorded a discount upon the issuance of such stock for the difference between the issuance price and the closing price on the date of issuance. The 2009 discounts were $75,357 with an additional $487,500 to be amortized upon conversion.

**PART III — EXHIBITS Virginia to complete**

**Item 1. Index to Exhibits**

| Exhibit No. | Description |
|---|---|
| 1.1 | Financial Statements |
| 2.1 | Certificate of Incorporation of Russell Industries, Inc. |
| 2.2 | Certificate of Amendment to the Certificate of Incorporation |
| 2.3 | Certificate of Amendment to the Certificate of Incorporation |
| 3.1 | By-laws of Russell Industries, Inc. |
| 4.1 | Form of Subscription Agreement |
| 5.1 | Legal Opinion |

**Item 2. Description of Exhibits**

1.1 Financial Statements:

- Balance Sheet as of December 31, 2009; F-2
- Statements of Operations for the years ended December 31, 2009 and 2008 and for the period April 11, 2006 (inception as a developmental stage company) through December 31, 2009; F-3
- Statements of Shareholders' Deficit for the period from January April 11, 2006 (inception as a developmental stage company) through December 31, 2009; F-4
- Statements of Cash Flows for the years ended December 31, 2009 and 2008 and for the period April 11, 2006 (inception as a developmental stage company) through December 31, 2009; F-5

2.1 Certificate of Incorporation of Russell Industries, Inc. filed with the Secretary of State of the State of Nevada February 20, 1997.

2.2 Certificate of Amendment to the Certificate of Incorporation, as filed with the Secretary of State of the State of Nevada October 2, 2009.

2.3 Certificate of Amendment to the Certificate of Incorporation, as filed with the Secretary of State of the State of Nevada March 5, 2010.

3.1 By-laws of Russell Industries, Inc.

4.1 Form of Subscription Agreement for the Regulation A Offering of Common Stock

5.1 Legal Opinion as to Legality of the Regulation A Offering of Common Stock

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on March 12, 2010.

**RUSSELL INDUSTRIES, INC.**

By: 

Richard M. Berman
President, Chief Executive Officer, and sole director

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

By: 

Richard M. Berman
President, Chief Executive Officer, and sole director

Dated: March 12, 2010

**EXHIBIT 1.1**

# RUSSELL INDUSTRIES, INC AND SUBSIDIARIES
## (A Development Stage Enterprise)
## BALANCE SHEET

| | December 31, 2009 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| Cash and cash equivalents | $ 383,952 |
| Other current assets | 100 |
| Total current assets | 384,052 |
| **Property and Equipment**, net | |
| Unpatented mining claims | 327,317 |
| Mining equipment | 62,300 |
| Laboratory equipment | 13,324 |
| Total property and equipment, net | 402,941 |
| Total assets | $ 786,993 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | |
| **Current Liabilities:** | |
| Accrued expenses | $ 6,392 |
| Convertible promissory notes, net of discount of $487,500 | 30,000 |
| Short-term debt | 247,510 |
| Total liabilities | 283,902 |
| **Shareholders' Equity:** | |
| Preferred stock – series A, $.001 par value; 1,000,000 shares authorized; 100,000 issued and outstanding | 100 |
| Common stock, $.000001 par value; 14,999,000,000 shares authorized; 2,088,761,204 shares issued and outstanding | 2,089 |
| Additional paid-in capital | 4,840,283 |
| Subscription receivable | (20,000) |
| Deficit accumulated during development stage | (4,319,381) |
| Total shareholders' equity | 503,091 |
| Total liabilities and shareholders' equity | $ 786,993 |

## RUSSELL INDUSTRIES, INC AND SUBSIDIARIES
### (A Development Stage Enterprise)
### STATEMENTS OF OPERATIONS

| | YEARS ENDED DECEMBER 31, | | PERIOD FROM APRIL 11, 2006 (INCEPTION OF DEVELOPMENT STAGE) TO DECEMBER 31, |
|---|---|---|---|
| | 2009 | 2008 | 2009 |
| **REVENUES** | $ 0 | $ 0 | $ 0 |
| **OPERATING COSTS AND EXPENSES:** | | | |
| Exploration and mining | (4,021) | 43,309 | 39,288 |
| Research and development | 89,091 | – | 89,091 |
| Legal and professional fees | 136,307 | (5,565) | 236,233 |
| Office and travel expenses | 14,768 | 40,059 | 89,180 |
| General and administrative expenses | 1,074,580 | 1,287,720 | 3,389,423 |
| Total operating costs and expenses | 1,310,725 | 515,523 | 3,843,215 |
| Loss from operations | (1,310,725) | (1,365,523) | (3,843,215) |
| **OTHER EXPENSE (INCOME):** | | | |
| Discount on issuances of common stock | 75,357 | – | 476,672 |
| Interest and other income | (2) | (2) | (506) |
| Total other expense | 75,355 | (2) | 476,166 |
| **NET LOSS** | $ (1,386,080) | $ (1,365,521) | $ (4,319,381) |
| **NET LOSS PER SHARE:** | | | |
| BASIC AND DILUTED | $ (0.003) | $ (4.14) | |
| **NUMBER OF SHARES USED IN CALCULATING NET LOSS PER SHARE:** | | | |
| BASIC AND DILUTED | 536,601,599 | 329,959 | |

# RUSSELL INDUSTRIES, INC AND SUBSIDIARIES

## (A Development Stage Enterprise)

### STATEMENTS OF SHAREHOLDERS' EQUITY

## Period from April 11, 2006 (Inception of Development Stage) to December 31, 2009

| | PREFERRED STOCK | | COMMON STOCK | | ADDITIONAL PAID–IN | DEFICIT ACCUMULATED DURING DEVELOPMENT | |
|---|---|---|---|---|---|---|---|
| | SHARES | CAPITAL | SHARES | CAPITAL | CAPITAL | STAGE | TOTAL |
| Balances, April 11, 2006 (inception of development stage) | – | $ – | 23 | $ – | $ 309,240 | $ – | $ 309,240 |
| Issuance of common stock for related party | - | – | 1 | - | 400,000 | – | 400,000 |
| Issuance of common stock for cash | - | – | 13 | - | 150,000 | – | 150,000 |
| Net loss | – | – | – | – | – | (107,824) | (107,824) |
| Balances, December 31, 2006 | - | – | 37 | - | 859,240 | (107,824) | 751,416 |
| Issuance of common stock for cash | - | – | 657 | - | 1,063,168 | - | 1,063,168 |
| Issuance of common stock for property | - | – | 18 | - | 44,910 | - | 44,910 |
| Issuance of preferred stock | 100,000 | 100 | – | – | - | - | 100 |
| Net loss | – | – | – | – | – | (1,459,956) | (1,459,956) |
| Balances, December 31, 2007 | 100,000 | 100 | 712 | - | 1,967,318 | (1,567,780) | 399,638 |
| Issuance of common stock for cash | - | – | 142,776 | - | 140,614 | - | 140,614 |
| Issuance of common stock for debt | - | – | 51,000 | - | 60,000 | - | 60,000 |
| Issuance of common stock to related party | – | – | 850,000 | – | 850,000 | - | 850,000 |
| Net loss | – | – | – | – | – | (1,365,521) | (1,365,521) |
| Balances, December 31, 2008 | 100,000 | 100 | 1,044,488 | - | 3,017,932 | (2,933,301) | 84,731 |
| Issuance of common stock for cash | – | – | 685,117,794 | 685 | 542,255 | – | 542,940 |
| Issuance of common stock to related party | – | – | 251,000,000 | 251 | 430,749 | – | 431,000 |
| Issuance of common stock for services | – | – | 20,000,000 | 20 | 7,980 | – | 8,000 |
| Issuance of common stock to related party | – | – | 400,000,000 | 400 | 159,600 | – | 160,000 |
| Issuance of common stock for debt | – | – | 732,643,410 | 733 | 661,767 | – | 662,500 |
| Net loss | – | – | – | – | – | (1,386,080) | (1,386,080) |
| Balances, December 31, 2009 | 100,000 | $ 100 | 2,088,761,204 | $ 2,089 | $ 4,820,283 | (4,319,381) | $ 503,091 |

# RUSSELL INDUSTRIES, INC AND SUBSIDIARIES
## (A Development Stage Enterprise)
## STATEMENTS OF CASH FLOWS

| | YEARS ENDED DECEMBER 31, 2009 | YEARS ENDED DECEMBER 31, 2008 | PERIOD FROM APRIL 11, 2006 (INCEPTION OF DEVELOPMENT STAGE) TO DECEMBER 31 2009 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net loss | $ (1,386,080) | $ (1,365,321) | $ (4,319,381) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Discount on issuances of common stock | 75,357 | – | 476,672 |
| Common stock issued for services | 599,000 | 850,000 | 1,849,000 |
| Changes in operating assets and liabilities: | | | |
| Other current assets | (100) | – | (100) |
| Accrued expenses | (14,923) | 11,315 | (14,923) |
| Net cash used in operating activities | (726,746) | (504,006) | (2,008,732) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Additions of property and equipment | (13,324) | – | (402,941) |
| Net cash used in investing activities | (13,324) | – | (402,941) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Proceeds from sale of common stock | 542,940 | 140,614 | 1,870,972 |
| Net proceeds from sale of preferred stock | – | – | 100 |
| Proceeds from convertible debt, net of offering costs | 572,242 | 105,000 | 677,242 |
| Proceeds from related party notes payable | 992 | 246,319 | 247,311 |
| Net cash provided by financing activities | 1,116,174 | 491,933 | 2,795,625 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | 376,104 | (12,073) | 383,952 |
| **CASH AND CASH EQUIVALENTS**, beginning of period | 7.848 | 19,921 | – |
| **CASH AND CASH EQUIVALENTS**, end of period | $ 383,952 | $ 7,848 | $ 383,952 |

**EXHIBIT 2.1**

# ARTICLES OF INCORPORATION

# OF

# RUSSELL INDUSTRIES, INC.

* * * * * *

The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

**ARTICLE ONE.** [NAME]. The name of the corporation is:

RUSSELL INDUSTRIES, INC.

**ARTICLE TWO.** [RESIDENT AGENT]. The initial agent for service of process is The Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.

**ARTICLE THREE.** [PURPOSES]. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

I. [OMNIBUS]. To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

II. [CARRYING ON BUSINESS OUTSIDE STATE]. To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

III. [PURPOSES TO BE CONSTRUED AS POWERS]. The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

ARTICLE FOUR. [CAPITAL STOCK]. The corporation shall have authority to issue an aggregate of **SEVENTY-FIVE MILLION (75,000,000)** shares of stock, Par Value **ONE MILL ($0.001)** per share, divided into three (3) classes of stock as follows:

(A) SERIES A COMMON STOCK: **TWENTY-FIVE MILLION (25,000,000)** shares of **SERIES A VOTING COMMON STOCK**, Par Value **ONE MILL ($0.001)** per share and

(B) SERIES B COMMON STOCK: **TWENTY-FIVE MILLION (25,000,000)** shares of **SERIES B NON-VOTING COMMON STOCK**, Par Value **ONE MILL ($0.001)** per share. All Series B Common Stock shall be non-voting with rights, priveledges and preferences designated at the time of issue at the discretion of the Board of Directors.

(C) PREFERRED STOCK: **TWENTY-FIVE MILLION (25,000,000)** shares of **PREFERRED NON-VOTING STOCK**, Par Value **ONE MILL ($0.001)** per share which may be, at the discretion of the Board of Directors, with the rights, priveledges and preferences designated at the time of issue by the Board of Directors.

ARTICLE FIVE. [DIRECTORS]. The affairs of the corporation shall be governed by a Board of Directors of not more than nine (9) nor less than one (1) person. The name and address of the first Board of Directors is:

| NAME | ADDRESS |
| --- | --- |
| Roberet P. Jackson | 4513 Francisco Court<br>Ft. Worth, Texas 76133-6603 |

ARTICLE SIX. [ASSESSMENT OF STOCK]. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

**ARTICLE SEVEN**. [INCORPORATOR]. The name and address of the incorporator of the corporation is as follows:

| NAME | ADDRESS |
|---|---|
| Amanda Cardinalli | Suite #880, 50 West Liberty Street<br>Reno, Nevada 89501 |

**ARTICLE EIGHT**. [PERIOD OF EXISTENCE]. The period of existence of the corporation shall be perpetual.

**ARTICLE NINE**. [BY-LAWS]. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

**ARTICLE TEN**. [STOCKHOLDERS' MEETINGS]. Meetings of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

**ARTICLE ELEVEN**. [CONTRACTS OF CORPORATION]. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

**ARTICLE TWELVE.** **[LIABILITY OF DIRECTORS AND OFFICERS].** No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

**IN WITNESS WHEREOF,** the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 19th day of February, 1997.



AMANDA CARDINALLI

**STATE OF NEVADA** )
: **ss.**
**COUNTY OF WASHOE** )

On the 19th day of February, 1997, before me, the undersigned, a **Notary Public** in and for the State of Nevada, personally appeared **AMANDA CARDINALLI**, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

**IN WITNESS WHEREOF,** I have hereunto set my hand and affixed my official seal the day and year first above written.



**NOTARY PUBLIC**
Residing in Reno, Nevada

My Commission Expires:
October 10, 1998


MARGARET A. OLIVER
Notary Public - State of Nevada
Appointment Recorded in Washoe County
MY APPOINTMENT EXPIRES OCT. 10, 1998

STATE OF NEVADA
Secretary of State

I hereby certify that this is a true and complete copy of the document as filed in this office.

FEB 20 '97



DEAN HELLER
Secretary of State



**EXHIBIT 2.2**

**STATE OF NEVADA**

*ROSS MILLER*
*Secretary of State*



*SCOTT W. ANDERSON*
*Deputy Secretary*
*for Commercial Recordings*

**OFFICE OF THE**
**SECRETARY OF STATE**

## Certified Copy

October 6, 2009

**Job Number:** C20091006-0265
**Reference Number:** 00002442776-52
**Expedite:**
**Through Date:**

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

| Document Number(s) | Description | Number of Pages |
|---|---|---|
| 20090726690-21 | Amendment | 3 Pages/1 Copies |

Respectfully,

ROSS MILLER
Secretary of State



Certified By: Robert Sandberg
Certificate Number: C20091006-0265
You may verify this certificate
online at **http://www.nvsos.gov/**

**Commercial Recording Division**
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov



| Filed in the office of | Document Number 20090726690-21 |
|---|---|
| Ross Miller Secretary of State State of Nevada | Filing Date and Time 10/02/2009 7:50 AM |
| | Entity Number C3356-1997 |

# Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

## Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Russell Industries, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE FOUR has been changed as follows:

ARTICLE FOUR. (CAPITAL STOCK). The corporation shall have authority to issue an aggregate of FIFTEEN BILLION (15,000,000,000) shares of stock divided into two (2) classes of stock as follows:

(A) COMMON STOCK: FOURTEEN BILLION NINE HUNDRED NINETY NINE MILLION (14,999,000,000) shares of COMMON STOCK, Par Value ($0.000001) per share
(B) PREFERRED STOCK: ONE MILLION (1,000,000) shares of SERIES A PREFERRED STOCK, Par Value ($0.001) per share

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: Unanimous

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

**Signature of Officer**

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

**IMPORTANT:** Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected

*This form must be accompanied by appropriate fees*

**UNANIMOUS WRITTEN CONSENT**
**OF**
**THE BOARD OF DIRECTORS**
**AND**
**SHAREHOLDERS**
**OF**
**RUSSELL INDUSTRIES, INC.**
**OCTOBER 2, 2009**

The undersigned, being all of the directors (the "Board of Directors") and shareholders that represent the majority of the issued and outstanding common stock (the "Shareholders") of RUSSELL INDUSTRIES, INC., a Nevada corporation (the "Company"), do hereby consent in writing to the actions set forth in the following resolutions and direct that this consent be filed with the minutes of the Company:

**WHEREAS,** the Board of Directors and Shareholders have deemed it advisable and in the best interest of the Company pursuant to the Nevada corporate law to decrease the Par Value of it's common stock from $0.001 to $0.000001, by way of filing a certificate of amendment to the certificate of incorporation of the Company (the "Amendment") with Secretary of State of the State of Nevada, attached hereto as Exhibit A; and further;

**WHEREAS,** the Board of Directors and Shareholders have deemed it advisable and in the best interest of the Company pursuant to the Nevada corporate law to leave the Par Value of it's Series A Preferred Stock at $0.001 as evidenced in Exhibit A.; and further;

**NOW, THEREFORE, BE IT RESOLVED,** that the Company be, and hereby is, authorized and empowered to file the Amendment and the Certificate of Designation with Secretary of State of the State of Nevada pursuant to the Nevada corporate law; and be it further;

**RESOLVED,** that any officer of the Company, and each of them acting singly, be and hereby is, authorized and empowered, on behalf of and in the name of the Company, to execute, deliver, and perform the Amendment and the Certificate of Designation, and each of the exhibits and schedules thereto and all other agreements, instruments and documents in connection therewith and each of the transactions contemplated thereby (collectively, the "Transactions") with such amendments, modifications and supplements thereto as the officers of the Company, or any of them acting singly, shall approve, the execution by the officers, or any of them acting singly, to constitute conclusive evidence of the approval of the terms of the Amendment and the Certificate of Designation, and be it further;

**RESOLVED,** that any officer of the Company, and each of them acting singly, be and hereby is, authorized and empowered, on behalf of and in the name of the Company, to take any and all further action necessary, appropriate or desirable in connection with the Amendment and the Certificate of Designation, each of the other documents described or otherwise defined therein, and the Transactions, including, without limitation, the execution, delivery and filing on behalf of and in the name of the Company of all such amendments thereto and any other agreement, document and instrument as any officer of the Company may deem necessary or desirable in connection therewith; and be it further;

**RESOLVED,** that any officer of the Company, and each of them acting singly, be and hereby is, authorized, empowered and directed, from time to time, to take such additional action and to execute, certify, deliver, file and record with the appropriate judicial, public and governmental authorities or such other persons or entities, such additional agreements, documents and instruments as such officer of the Company may deem necessary, convenient, appropriate, desirable or proper, as the case may be, to implement the provisions of the foregoing resolutions and to consummate the transactions contemplated thereby, the execution, certification, delivery, filing and recording of such agreements, documents and instruments and the taking of such action to be the conclusive evidence of the authority therefore; and be it further; and

**RESOLVED,** that all actions of any kind heretofore taken by the directors or any of th officers of the Company, on behalf of the Company, in connection with the Transactions and th foregoing resolutions be, and they hereby are, ratified, confirmed and approved in all respects.

This written consent of the Board of Directors and shareholders that represent th majority of the issued and outstanding common stock of the Company may be delivered b facsimile and executed in one or more counterparts, each of which shall constitute an original an all of which taken together shall constitute one and the same consent.

**IN WITNESS WHEREOF,** the foregoing resolutions were duly adopted by the Board c Directors and shareholders that represent the majority of the issued and outstanding commo stock of the Company as of the date first above written.

**Member of the Board of Directors:**



Richard M. Berman
Chairman of the Board

**Shareholder:**



Richard M. Berman
100,000 Preferred Voting Shares

**EXHIBIT 2.3**





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov



| Filed in the office of | Document Number<br>**20100142631-60** |
|---|---|
| Ross Miller<br>Secretary of State<br>State of Nevada | Filing Date and Time<br>**03/05/2010 2:30 PM** |
| | Entity Number<br>**C3356-1997** |

# Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

## Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Russell Industries, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE Four has been changed as follows:
ARTICLE FOUR. (CAPITAL STOCK). The corporation has have authority to issue an aggregate of THIRTY BILLION (30,000,000,000) shares of stock, Par Values ($0.000001) per share for COMMON STOCK and ($0.001) per share for SERIES A PREFERRED STOCK, divided into two (2) classes of stock as follows:
(A) COMMON STOCK: TWENTY NINE BILLION NINE HUNDRED NINETY NINE MILLION (29,999,000,000) shares of COMMON STOCK. Par Value ($0.000001) per share
(B) PREFERRED STOCK: ONE MILLION (1,000,000) shares of SERIES A PREFERRED STOCK, Par Value ($0.001) per share

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: Unanimous

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X 

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

**IMPORTANT:** Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

*This form must be accompanied by appropriate fees.*

## RUSSELL INDUSTRIES, INC. RESOLUTION:

## AMEND ARTICLE FOUR OF BYLAWS AND CHANGE NUMBER OF AUTHORIZED SHARES

RESOLVED, to amend article four of the Company's Bylaws as sampled in the following exhibit. Certificate of Amendment (Pursuant to NRS 78.385 and 78.390), and to change the number of aggregate authorized shares of capital stock of the Corporation as follows:

ARTICLE FOUR. (CAPITAL STOCK). The corporation has have authority to issue an aggregate of THIRTY BILLION (30,000,000,000) shares of stock. Par Values ($0.000001) per share for COMMON STOCK and ($0.001) per share for SERIES A PREFERRED STOCK, divided into two (2) classes of stock as follows:

(A) COMMON STOCK: TWENTY NINE BILLION NINE HUNDRED NINETY NINE MILLION (29,999,000,000) shares of COMMON STOCK, Par Value ($0.000001) per Share;

(B) PREFERRED STOCK: ONE MILLION (1,000,000) shares of SERIES A PREFERRED STOCK, Par Value ($0.001) per share; and to obtain such authorization as are necessary from the Nevada Division of Corporations and to pay any fees associated therewith.

The undersigned hereby certifies that he/she is the duly elected and qualified President and Chief Executive Officer and the custodian of the books and records of Russell Industries, Inc., a corporation duly formed pursuant to the laws of the State of Nevada, and that the foregoing is a true record of a resolution duly adopted at a meeting of the Board of Directors, and that said meeting was held in accordance with state law and the Bylaws of the above-named Corporation on March 5, 2010, and that said resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Chairman of the Board of th

above-named Corporation this 5th day of March, 2010.

A True Record.

Attest,



Rick Berman
Chairman of the Board of Russell Industries. Inc.
President & CEO of Russell Industries. Inc.

**EXHIBIT 3.1**

**BY-LAWS FOR THE REGULATION**
**EXCEPT AS OTHERWISE PROVIDED BY STATUTE**
**OR ITS ARTICLES OF INCORPORATION OF**

*** * * RUSSELL INDUSTRIES, INC. * * ***

**A NEVADA CORPORATION**
*** * * * ***

## ARTICLE I.

## Offices

Section 1. **PRINCIPAL OFFICE.** The principal office for the transaction of the business of the corporation is hereby fixed and located at Suite 880, Bank of America Plaza, 50 West Liberty Street, Reno, Nevada 89501, being the offices of THE NEVADA AGENCY AND TRUST COMPANY. The board of directors is hereby granted full power and authority to change said principal office from one location to another in the State of Nevada.

Section 2. **OTHER OFFICES.** Branch or subordinate offices may at any time be established by the board of directors at any place or places where the corporation is qualified to do business.

## ARTICLE II.

## Meetings of Shareholders

Section 1. **MEETING PLACE.** All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office or at any other place within or without the State of Nevada which may be designated either by the board of directors, pursuant to authority hereinafter granted to said board, or by the written consent of all shareholders entitled to vote thereat, given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. **ANNUAL MEETINGS**. The annual meetings of shareholders shall be held on the ___ day of __________ each year, at the hour of 10:00 o'clock a.m. of said day commencing with the year _______, provided, however, that should said day fall upon a legal holiday then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is not a legal holiday. The board of directors of the corporation shall have the power to change the date of the annual meeting as it deems appropriate.

Written notice of each annual meeting signed by the president or a vice president, or the secretary, or an assistant secretary, or by such other person or persons as the directors shall designate, shall be given to each shareholder entitled to vote thereat, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given to him, if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be sent to each shareholder entitled thereto not less than ten (10) nor more than sixty (60) days before each annual meeting, and shall specify the place, the day and the hour of such meeting, and shall also state the purpose or purposes for which the meeting is called.

Section 3. **SPECIAL MEETINGS**. Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the president or by the board of directors, or by one or more shareholders holding not less than 10% of the voting power of the corporation. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. Notices of any special meeting shall specify in addition to the place, day and hour of such meeting, the purpose or purposes for which the meeting is called.

Section 4. **ADJOURNED MEETINGS AND NOTICE THEREOF**. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at any such meeting.

When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

Section 5. **ENTRY OF NOTICE.** Whenever any shareholder entitled to vote has been absent from any meeting of shareholders, whether annual or special, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such meeting was given to such shareholders, as required by law and the By-Laws of the corporation.

Section 6. **VOTING.** At all annual and special meetings of stockholders entitled to vote thereat, every holder of stock issued to a bona fide purchaser of the same, represented by the holders thereof, either in person or by proxy in writing, shall have one vote for each share of stock so held and represented at such meetings, unless the Articles of Incorporation of the company shall otherwise provide, in which event the voting rights, powers and privileges prescribed in the said Articles of Incorporation shall prevail. Voting for directors and, upon demand of any stockholder, upon any question at any meeting shall be by ballot. Any director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power.

Section 7. **QUORUM**. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8. **CONSENT OF ABSENTEES**. The transactions of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if either before or after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, sign a written Waiver of Notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of this meeting.

Section 9. **PROXIES**. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the corporation; provided that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the shareholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven (7) years from the date of its execution.

**ARTICLE III**

Section 1. **POWERS**. Subject to the limitations of the Articles of Incorporation or the By-Laws, and the provisions of the Nevada Revised Statutes as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the By-Laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by the board of directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers, to wit:

**First** - To select and remove all the other officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the Articles of Incorporation or the By-Laws, fix their compensation, and require from them security for faithful service.

**Second** - To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefor not inconsistent with law, with the Articles of incorporation or the By-Laws, as they may deem best.

**Third** - To change the principal office for the transaction of the business of the corporation from one location to another within the same county as provided in Article I, Section 1, hereof; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of Nevada, as provided in Article I, Section 2, hereof; to designate any place within or without the State of Nevada for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

**Fourth** - To authorize the issue of shares of stock of the corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities canceled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital.

**Fifth** - To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefore.

**Sixth** - To appoint an executive committee and other committees and to delegate to the executive committee any of the powers and authority of the board in management of the business and affairs of the corporation, except the power to declare dividends and to adopt, amend or repeal By-Laws. The executive committee shall be composed of one or more directors.

Section 2. **NUMBER AND QUALIFICATION OF DIRECTORS.** The authorized number of directors of the corporation shall be not less than one (1) and no more than seven (7).

Section 3. **ELECTION AND TERM OF OFFICE.** The directors shall be elected at each annual meeting of shareholders, but if any such annual meeting is not held, or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders. All directors shall hold office until their respective successors are elected.

Section 4. **VACANCIES.** Vacancies in the board of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

A vacancy or vacancies in the board of directors shall be deemed to exist in case of the death, resignation or removal of any director, or if the authorized number of directors be increased, or if the shareholders fail at any annual or special meeting of shareholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the board of directors accept the resignation of a director tendered to take effect at a future time, the board or the shareholders shall have the power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors

shall have the effect of removing any director prior to the expiration of his term of office.

Section 5. **PLACE OF MEETING.** Regular meetings of the board of directors shall be held at any place within or without the State which has been designated from time to time by resolution of the board or by written consent of all members of the board. In the absence of such designation, a regular meeting shall be held at the principal office of the corporation. Special meetings of the board may be held either at a place so designated, or at the principal office.

Section 6. **ORGANIZATION MEETING.** Immediately following each annual meeting of shareholders, the board of directors shall hold a regular meeting for the purpose of organization, election of officers, and the transaction of other business. Notice of such meeting is hereby dispensed with.

Section 7. **OTHER REGULAR MEETINGS.** Other regular meetings of the board of directors shall be held without call and the day of each month and at an hour deemed appropriate and set by the board of directors; provided, however, should such set day fall upon a legal holiday, then said meeting shall be held at the same time on the next day thereafter ensuing which is not a legal holiday. Notice of all such regular meetings of the board of directors is hereby dispensed with.

Section 8. **SPECIAL MEETINGS.** Special meetings of

the board of directors for any purpose or purposes shall be called at any time by the president, or, if he is absent or unable or refuses to act, by any vice president or by any two (2) directors.

Written notice of the time and place of special meetings shall be delivered personally to the directors or sent to each director by mail or other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records of the corporation, or if it is not shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company in the place in which the principal office of the corporation is located at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

Section 9. **NOTICE OF ADJOURNMENT**. Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

Section 10. **ENTRY OF NOTICE**. Whenever any director has been absent from any special meeting of the board of directors, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such special meeting was give to such director, as required by law and the By-Laws of the corporation.

Section 11. **WAIVER OF NOTICE**. The transactions of any meeting of the board of directors, however called and noticed or wherever held, shall be as valid as though had a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present sign a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 12. **QUORUM**. A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present, shall be regarded as the act of the board of directors, unless a greater number be required by law or by the Articles of Incorporation.

Section 13. **ADJOURNMENT**. A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the board.

Section 14. **FEES AND COMPENSATION**. Directors shall not receive any stated salary for their services as directors, but by resolution of the board, a fixed fee, with or without expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefor.

## ARTICLE IV.

## Officers

Section 1. **OFFICERS**. The officers of the corporation shall be a president, a vice president and a secretary/treasurer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. Officers other than president and chairman of the board need not be directors. Any person may hold two or more offices.

Section 2. **ELECTION.** The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the board of directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. **SUBORDINATE OFFICERS, ETC.** The board of directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the By-Laws or as the board of directors may from time to time determine.

Section 4. **REMOVAL AND RESIGNATION**. Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the board.

Any officer may resign at any time by giving written notice to the board of directors or to the president, or to the secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. **VACANCIES**. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the By-Laws for regular appointments to such office.

Section 6. **CHAIRMAN OF THE BOARD**. The chairman of the board, if there shall be such an officer, shall, if present, preside at all meetings of the board of directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the board of directors or prescribed by the By-Laws.

Section 7. **PRESIDENT**. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders and in the absence of the chairman of the board, or if there be none, at all meetings of the board of directors. He shall be ex-officio a member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the By-Laws.

Section 8. **VICE PRESIDENT**. In the absence or disability of the president, the vice presidents in order of their rank as fixed by the board of directors, or if not ranked, the vice president designated by the board of directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or the By-Laws.

Section 9. **SECRETARY**. The secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the board of directors may order, of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal office, a share register, or a duplicate share register, showing the names of the shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the board of directors required by the By-Laws or by law to be given, and he shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the By-Laws.

Section 10. **TREASURER**. The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursement, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all times be open to inspection by any director.

The treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the By-Laws.

## ARTICLE V.

## INDEMNIFICATION OF OFFICERS, DIRECTORS AND KEY PERSONNEL

Section 1. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.

Section 2. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation=s favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amount paid in settlement and attorneys fees actually and reasonable incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals therefrom, to be liable to the corporation or for amount paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 3. To the extent that a director, officer, employee or agent of a corporation had been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article V, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by such person in connection with the defense.

Section 4. The procedure for authorizing the

indemnifications listed in Section 1, 2 and 3 of this Article V, and the limitations on such indemnification and advancement of expenses, shall be that set forth in Section 78.751 of the Nevada Revised Statutes, and shall be amended from time to time as such statute is amended.

**ARTICLE VI.**

**Miscellaneous**

Section 1. **RECORD DATE AND CLOSING STOCK BOOKS.** The board of directors may fix a time, in the future, not exceeding fifteen (15) days preceding the date of any meeting of shareholders, and not exceeding thirty (30) days preceding the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meetings, or to receive such dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed as aforesaid. The board of directors may close the books of the corporation against transfers of shares during the whole, or any part of any such period.

Section 2. **INSPECTION OF CORPORATE RECORDS**. The share register or duplicate share register, the books of account, and minutes of proceedings of the shareholders and directors shall be open to inspection upon the written demand of a shareholder or the holder of a voting trust certificate, as limited herein, at any reasonable time, and for a purpose reasonably related to his interests as a shareholder, or as the holder of a voting trust certificate. Such inspection rights shall be governed by the applicable provisions of the Nevada Revised Statutes shall be no more permissive that such statutes as to percentage of ownership required for inspection and scope of the permitted inspection. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the president, secretary or assistant secretary of the corporation.

Section 3. **CHECKS, DRAFTS, ETC**. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

Section 4. **ANNUAL REPORT**. The board of directors of the corporation shall cause to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year an annual report.

Section 5. **CONTRACT, ETC., HOW EXECUTED**. The board of directors, except as in the By-Laws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract, deed or lease or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and unless so authorized by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit to render it liable for any purpose or to any amount.

Section 6. **CERTIFICATES OF STOCK**. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid up. All such certificates shall be signed by the president or a vice president and the secretary or an assistant secretary, or be authenticated by facsimiles of the signature of the president and secretary or by a facsimile of the signature of the president and the written signature of the secretary or an assistant secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk.

Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the board of directors or the By-Laws may provide; provided, however, that any such certificate so issued prior to full payment shall state the amount remaining unpaid and the terms of payment thereof.

Section 7. **REPRESENTATIONS OF SHARES OF OTHER CORPORATIONS**. The president or any vice president and the secretary or assistant secretary of this corporation are authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted to said officers to vote or represent on behalf of this corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said officers.

Section 8. **INSPECTION OF BY-LAWS**. The corporation shall keep in its principal office for the transaction of business the original or a copy of the By-Laws as amended, or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

## ARTICLE VI.

## Amendments

Section 1. **POWER OF SHAREHOLDERS**. New By-Laws may be adopted or these By-Laws may be amended or repealed by the vote of shareholders entitled to exercise a majority of the voting power of the corporation or by the written assent of such shareholders.

Section 2. **POWER OF DIRECTORS**. Subject to the right of shareholders as provided in Section 1 of this Article VI to adopt, amend or repeal By-Laws, By-Laws other than a By-Law or amendment thereof changing the authorized number of

directors may be adopted, amended or repealed by the board of directors.

Section 3. **ACTION BY DIRECTORS THROUGH CONSENT IN LIEU OF MEETING**. Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof, may be taken without a meeting, if a written consent thereto is signed by all the members of the board or of such committee. Such written consent shall be filed with the minutes of proceedings of the board or committee.

/s/ 
Amanda Cardinalli
Incorporator

**EXHIBIT 4.1**

## REGULATION A SUBSCRIPTION AGREEMENT

**Russell Industries, Inc.**
**Subscription Agreement**

A purchaser of Shares must complete, date, execute, submit online or deliver to the Company the following documents, as applicable:

1. An original signed copy or online submission of this Subscription Agreement; and
2. A check, wire transfer, or other acceptable common form of payment payable to "Russell Industries, Inc." in the amount of $_______ per Share for each Share purchased as called for in the Subscription Agreement.

**Russell Industries, Inc.**
**Subscription Agreement**

**9595 Six Pines Drive, Suite #8210**
**The Woodlands, TX 77380**
**Phone: 832-631-6074**
**Fax: 832-631-6274**
**E-mail: rusind@aol.com**

To whom it may Concern:

You have informed the undersigned ("Purchaser") that Russell Industries, Inc., a Nevada Corporation ("the Company"), wishes to raise Five Million Dollars ($5,000,000) from various persons by selling Shares of the Company's Common Stock, at a price of $_______ per Share.

I have had the opportunity to read or download the Offering Circular and it is acknowledged that a copy will be included with my stock purchase. I further understand that my rights and responsibilities as a Purchaser will be governed by the terms and conditions of this Subscription Agreement. I understand that you will rely on the following information to confirm that I desire to be an Investor, as defined in Regulation "A" promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and subject to Company approval.

This Subscription Agreement is one of a number of such subscriptions for Shares. By signing this Subscription Agreement, I offer and agree to purchase and subscribe from the Company the number of Shares set forth below on the terms specified herein. The Company reserves the right, in its complete discretion, to reject any subscription offer or to reduce the number of shares allotted. If this offer is accepted, the Company will execute a copy of this Subscription Agreement and return it to me. I understand that commencing on the date of this Offering all funds received by the Company in full payment of subscriptions for Shares will be deposited directly into the Russell Industries, Inc. corporate account. All proceeds from the sale of Shares will be delivered directly to the Company, or to the Selling Shareholders, respectively, in accordance with the terms of the Offering Circular.

2. Representations and Warranties.

I represent and warrant to the Company that:

I have adequate means of providing for my current needs and possible contingencies and I have no need for liquidity of my investment in the Shares; the purchase of Shares is consistent, in both nature and amount, with my overall investment program and financial condition.

The address set forth below is my true and correct residence, and I have no intention at this time of becoming a resident of any other state or jurisdiction.

______________

**Purchaser Initials**

(a) I understand the risks implicit in the business of the Company. Among other things, I understand that there can be no assurance that the Company will be successful in obtaining the funds necessary for its immediate success. If only a fraction of the maximum amount of the Offering is raised, the Company may have to expand more slowly than anticipated, and proceeds from this one Offering may not be sufficient for the Company's total long-term needs.

(b) Other than as set forth in this Subscription Form/Agreement and the Offering Circular, no person or entity has made any representation or warranty whatsoever with respect to any matter or thing concerning the Company and this offering, and I am purchasing the Shares solely upon my own investigation and evaluation.

(c) The Shares for which I subscribe are being acquired solely for my own account, business, etc., as an investment. In order to induce the Company to sell shares to me, the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but me.

(d) I am aware of the following:

   i. The Shares are a speculative investment which involves at least the same degree of risk facing any startup company; and
   ii. The financial statements of the Company have merely been compiled, and have not been review or audited.

(e) No Federal or State agency has made any finding or determination as to the fairness of the Shares for public investment nor any recommendation or endorsement of the Shares.

(f) Except as set forth in the subscription, none of the following information has ever been represented, guaranteed, or warranted to me expressly or by implication, by any broker, the Company, or agents or employees of the foregoing, or by any other person:

   i. The appropriate or exact length of time that I will be required to hold the Shares;
   ii. The profit to be realized, if any, as a result of an investment in the Shares.

(g) I hereby agree to indemnify and hold harmless the Company, its Officers, Directors, and Representatives from and against any and all liability, damage, cost or expense, including reasonable attorney fees, incurred on account of or arising out of:

   i. Any inaccuracy in the declarations, representations, and warranties set forth above;
   ii. The disposition of any of the Shares by me which is contrary to the foregoing declarations, representations, and warranties; and
   iii. Any action, suit or proceeding based upon (1) the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or (2) the disposition of any of the shares.

(h) By entering into this Subscription Agreement, I acknowledge that the Company is relying on the truth and accuracy of my representations.

The foregoing representation and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery. If, in any respect, such representations and warranties are not true and accurate prior to delivery of the funds, I will give written notice of the fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefore. The Company will decide the appropriate action to take after responding, including a full refund of stock purchased.

________________

**Purchaser's Initials**

3. Transferability. I understand that I may sell or otherwise transfer my shares under the Regulation "A" provisions of the Securities Act.

4. Indemnification. I understand that the meaning and legal consequences of the representations and warranties contained hereof, and I will indemnify and hold harmless the Company, its Officers, Directors, and Representatives involved in the offer or sale of the shares to me, as well as each of the managers and representatives, employees and agents and other controlling persons of each of them, from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of mine contained in this Subscription Agreement.

5. Revocation. I will not cancel, terminate or revoke this Subscription Agreement or any agreement made by me hereunder and this Subscription Agreement shall survive my death or disability.

6. Termination of Agreement. If this subscription is rejected by the Company, then this Subscription Agreement shall be null and void and of no further force and effect, no party shall have any rights against any other party hereunder, and the Company shall promptly return to me the funds delivered with this Subscription Agreement.

7. Miscellaneous.

   (a) This Subscription Agreement shall be governed by and construed in accordance with the substantive law of the state of Nevada and the Regulation "A" provisions of the Security and Exchange Act.
   (b) This Subscription Agreement and offering circular constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in writing and executed by all parties.

8. Ownership Information. Please print (below) the total number of shares to be purchased, and the exact name(s) in which the shares will be registered.

Total Shares: _______

Name(s): ____________________________________

______ Single Person
______ Husband and Wife, as community property
______ Joint Tenants (with right of survivorship)
______ Tenants in Preferred
______ A married person as separate property
______ Corporation or other organization
______ A Partnership
______ Trust
______ IRA

________________
**Purchaser's Initials**

______ Tax-Qualified Retirement Plan
(i) Trustee(s)/Custodian ________________________________
(ii) Trust Date ____________________________________________
(iii) Name of Trust ________________________________________
(iv) For the Benefit of: ____________________________________

______ Other: ________________________________________________
(please explain)

Social Security or Tax I.D.#: ______________________________________

Residence Address:

______________________________________________________________________
(Street Address)

______________________________________________________________________
(City) (State) (Zip)

Mailing Address: (Complete only if different from Residence)

______________________________________________________________________
(Street Address) (If P.O. Box, include address for surface delivery if different than residence)

______________________________________________________________
(City) (State) (Zip)

Phone Numbers

Home: ______________________

Business: __________________________

Fax: ______________________________

9. Date and Signatures. Dated _____________________, 200__.

Purchasers' Signatures
Purchaser Name (Print)

____________________________ ____________________________

____________________________ ____________________________

____________________________ ____________________________
Date Date

(Each co-owner or joint owner must sign – Names must be signed exactly as listed under "Purchaser Name")

**ACCEPTED:**

**Russell Industries, Inc.**

**By: _________________________ Dated: ______________________, 200__**
**Richard Berman**
**President, Chief Executive Officer, and sole director**

**EXHIBIT 5.1**



# THE SOURLIS LAW FIRM

Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+ #

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

214 Broad Street
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

---

**VIA REGULAR MAIL**

March 12, 2010

Russell Industries, Inc.
9595 Six Pines Drive, Suite #8210
The Woodlands, TX 77380

Re: Offering of up to 25,000,000,000 shares of Common Stock, par value $0.000001 by Russell Industries, Inc., a Nevada corporation.

Ladies and Gentlemen,

We have acted as counsel to Russell Industries, Inc., a Nevada corporation (the "Issuer"), solely for the purpose of issuing this opinion letter (this "Opinion") in connection with the filing with the Securities and Exchange Commission (the "Commission") of a offering statement on Form 1-A (the "Offering Statement") regarding the proposed offering (the "Offering") of up to 25,000,000,000 shares of the common stock of the corporation, par value $0.000001.We are providing this Opinion at your request.

In order to render this Opinion, we have examined and are relying upon copies of the following documents (collectively, the "Documents"):

As a basis for the opinions expressed herein, we have examined such representations, statements and certificates of directors and officers of the Issuer, as well as such other documents, as we have deemed relevant or proper, all of which statements, certificates and documents are identified below:

a. Certificate of Incorporation of Russell Industries, Inc. filed with the Secretary of State of the State of Nevada February 20, 1997;

b. Certificate of Amendment to the Certificate of Incorporation, as filed with the Secretary of State of the State of Nevada October 2, 2009.

c. Certificate of Amendment to the Certificate of Incorporation, as filed with the Secretary of State of the State of Nevada March 5, 2010.

d. The bylaws of the Issuer;

e. The organizational action of the incorporator of the Issuer;

f. Corporate resolutions of the Issuer dated as of various times throughout the Issuer's existence;

g. Subscriptions to the capital stock of the Issuer and the corresponding documentation with regards to each offering;

h. Stock ledgers and investor lists of the Issuer dated as of various times throughout the Issuer's existence;

i. Financial statements of the Issuer dated as of various times throughout the Issuer's existence, none of which were audited by an independent accounting firm;

j. The organizational action of the shareholders of the Issuer;

k. The organizational action of the directors of the Issuer;

l. The certificate of existence with respect to the Issuer, as issued by the Secretary of State of Nevada;

m. The certificate of an officer of the Issuer dated concurrently herewith.

For the purpose of rendering this Opinion, we have examined such questions of law as we have deemed appropriate. As to questions of fact, we have relied without independent investigation (unless expressly indicated herein) on, and we have assumed the accuracy and validity of, the corporate records of the Issuer and certificates of certain public officials. We have assumed the authenticity of all the Documents submitted to us as originals, the genuineness of all signatures in the Documents, the legal capacity of all natural persons executing the Documents and the conformity to the originals of all documents submitted to us as photocopies, telecopies or conformed copies. However, except for the Documents listed above, we have not (unless expressly indicated herein) reviewed any other document or conducted any other examination of any public record and the opinions rendered herein are limited accordingly.

Based upon the foregoing and subject to the assumptions, qualifications, exceptions and other limitations set forth herein, we are of the opinion that:

1. The Issuer is a duly organized and validly existing corporation in good standing under the laws of the State of Nevada and has all requisite power and authority to issue, sell and deliver the shares of common stock, and to carry on its business and own its property;

2. The authorized shares of the Issuer consist of 29,999,000,000 shares of common stock, of which 3,048,761,204 are outstanding and 1,000,000 shares of Preferred Stock, of which 100,000 Shares of Series A Preferred Stock are outstanding; and

3. The shares of common stock being offered in the Offering have been duly authorized and, upon receipt of the consideration per common share as stipulated in the Form 1-A Offering Statement will be validly issued, fully paid and nonassessable, in accordance with Federal law and the applicable laws of the State of Nevada, the Issuer's state of incorporation.

Without limitation on and in addition to any other assumption, qualification, exception or limitation expressed elsewhere in this Opinion, the foregoing opinions are subject in their entirety to, and expressly limited by, the following assumptions, qualifications, exceptions and limitations.

a. The members of our firm are collectively licensed to practice law in the States of New Jersey, New York, and the District of Columbia, and accordingly, express no opinion with respect to the law, or the effect of the law, of any jurisdiction other than the States of New Jersey or New York, the District of Columbia, or the United States of America.

b. The Documents specified herein may not constitute all of the documents relevant to the Offering. We have not reviewed any other document except the Documents specified herein and the opinions expressed herein are based solely upon the Documents specified herein. Moreover the opinions expressed herein are not based upon and do not relate to any other document, agreement or instrument that may be referenced in, incorporated into or related to any of the Documents.

c. This Opinion is delivered as of the date hereof and is based upon the current state of the law existing and effective as of the date of this Opinion. We undertake no obligation or responsibility to update or supplement this Opinion in the event of, or in response to, any subsequent change in the law, or upon the occurrence after the date of this Opinion of any event or circumstance, which may affect the opinions expressed herein.

d. Other than as expressly set forth herein, we express no opinion regarding information set forth in the Offering Statement or in any appendix, schedule or exhibit thereto. We express no opinion whatsoever with respect to the legality of the proposed Offering under the securities laws of the Federal Government or of any State, including no opinion related to whether the common shares, when issued, will have been properly qualified or will be exempt from registration. Furthermore, we express no opinion regarding the Offering, including the proposed manner of advertising or selling the common shares. In this regard, we have not advised the Issuer in any way regarding the qualification of, or the applicability of any exemption from registration available to, the common shares or regarding the proposed advertising and sale of the common shares.

e. This Opinion is limited to the legal matters expressly addressed herein and we express no opinion, and no opinion is to be inferred or implied, on any other matter not specifically addressed in this Opinion.

f. The Issuer is hereby authorized to file and distribute copies of this Opinion along with copies of the Offering Statement or of the offering circular contained therein.

g. Our law firm hereby grants consent to the Issuer to file this legality opinion as an Exhibit to this offering statement. Our law firm also grants the issuer consent to use and reference our law firm name as appropriate within the contents of the offering statement.

We hereby consent to the filing of this Opinion with the Commission as well as with all state regulatory bodies and jurisdictions in which qualification or coordination is sought for the issuance of the Common Shares.

Sincerely,

The Sourlis Law Firm



Virginia K. Sourlis, Esq.